imagistics

ARIS
P.E.
12-31-02
RECD S.E.C.
APR 18 2003
1086
1-16449



03056423

Imagistics International Inc. 2002 Annual Report

ACHIEVING OUR STRATEGIC VISION

PROCESSED
APR 21 2003
THOMSON
FINANCIAL





1 Letter to Shareholders
4 The Imagistics Story
17 Financial Review

On the cover: The cm3120 31 page-per-minute next-generation digital color, high-speed multifunctional system is designed to provide easy and efficient document scanning, printing and copying in *Everyday Color*™ with breakthrough affordability and speed for both color and monochrome applications. It received the "Editor's Choice" award from Better Buys for Business and the 5 Star "Exceptional" rating from the BERTL Digital Test Lab.

ON TARGET

Imagistics is a New York Stock Exchange–listed company with strong financials and sustained success in the document solutions business. Our management team is experienced, proven and committed to making Imagistics the most recognized document solutions brand in the marketplace. **Our strategy is working.**

Imagistics International Inc. Financial Highlights

	2002	2001	2000
Total revenues (millions)	$ 630	$ 626	$ 643
Diluted earnings per share	$ 0.86	$ 0.65	$ 3.29
Debt as a percentage of total capital	22%	29%	28%
Cash from operating activities (millions)	$ 159	$ 148	$ 138
Book value per share	$ 14.78	$ 14.67	$ 15.93
Year end stock price	$ 20.00	$ 12.35	N/A
Employees at year end	3,261	3,533	3,534

Dear Fellow Shareholder:

As we mark our first year as a public company, I am pleased to report that the strategic focus on profitability and increased shareholder value we outlined in last year's inaugural annual report is on track.

We are executing our strategic plan, and we are achieving significant earnings growth while strengthening our balance sheet.



Marc Breslawsky
Chairman and Chief Executive Officer

Last year, we shared with you our unique strategic business model and our strategy of "Best of Breed" products and superior sales, service and customer support, establishing the basis by which we would measure our success.

We observed at that time that the spin-off from Pitney Bowes would allow us to focus on improving our level of profitability, while investing in the future. We committed to making significant changes in our operations to improve our product offerings and our overall margins, profitability and cash flow.

In our first full year as a public company, we delivered on our commitment and improved profitability in an industry that has been, to say the least, challenging. Despite an overall poor economy, we increased our earnings by 31 percent in 2002. We also generated significant cash flow which in turn has been used to strengthen our balance sheet and increase shareholder value.



February 6, 2003

Closing Bell, New York Stock Exchange, after announcing results for our first full year as a public company.

Imagistics management on the trading floor.

Strong Management and Improving Financial Results

We have made significant progress in our operational and financial results in 2002. Our results reflect the important progress towards our goal to become the leading independent office imaging and document solutions provider. During 2002, we reduced total debt by $43 million and repurchased $37 million of Imagistics stock under the stock buy-back program while increasing our cash balance by $12 million.

At the same time, we have been making major investments in initiatives that will position us for profitable growth in the future. In 2002, we initiated a major brand awareness campaign using television, radio and print advertisements in major financial and trade publications to highlight the dependability of our products, reinforce our commitment to customer service and support, and augment our national sales and marketing efforts. We have invested and will continue to invest in Enterprise Resource Planning (ERP) technology which is designed to improve long-term operational efficiency, deliver higher levels of customer service and support, and complete our separation from Pitney Bowes. In 2002, we successfully implemented Phase I of this project on time and within our budgeted estimates. We also have made major investments in sales and service training and put forth plans that will establish a new state-of-the-art distribution facility in 2003.

Document Products and Solutions Excellence

The market opportunities for Imagistics products and solutions both in the United States and internationally are significant. Our "Best of Breed" product sourcing strategy, combined with an established, highly respected direct sales and service network throughout the United States and United Kingdom provides an unparalleled opportunity to satisfy our customers' ongoing document and imaging requirements. In 2002 we launched 13 new "Best of Breed" products.

Our strategic marketing focus is on expanding our copier and multifunctional product installed base with large national accounts. We are beginning to see the results of this strategic focus on transitioning our existing Fortune 1000 facsimile customers to increased copier and multifunctional product rentals. Copier rental revenues increased 9 percent in 2002. Growing this rental base has the added benefit of maintaining our high level of recurring revenue.

Sales, Service and Support

Our established, highly respected direct sales and service network throughout the United States and United Kingdom is well aware of our customers' product support requirements and is readily accessible to meet their needs. Already, in our first year as an independent company, our team was rated as the 10th most effective sales force in the United States by Selling Power Magazine in September 2002.

Our strategy to provide customers with a strong, local, direct sales and service capability combined with a national support network is satisfying our customers' desire for the responsive service and support that a national organization can provide.

We have expressed our commitment to be "the leading independent direct provider of enterprise office imaging and document solutions by providing world-class products and services with unparalleled customer support and satisfaction with a focus on multiple location customers, thus building value for our shareholders."

As we successfully demonstrated this past year, we will continue to focus on our strategy of improving our level of profitability and operational excellence in the near term while at the same time investing in the future of the company. We remain confident that our products and solutions, and particularly our people, will continue to enhance our market position and create significant value for the shareholders of Imagistics.

Thank you for your confidence and your investment in Imagistics' bright future.

WE ARE DOCUMENT EXPERTS.



Marc Breslawsky
Chairman and Chief Executive Officer

IMPROVING BUS

Joe Skrzypczak
Chief Financial Officer



NESS FLOW

Documents are an integral part of every business activity, and they can impact business work flow, productivity, and the profitability of an entire organization.

As such, companies worldwide are spending up to 15% of their total operating revenue producing and managing documents, making this a $28 billion industry for Imagistics in the U.S. Our customers understand that working with Imagistics will improve their document management work flow and improve their operational efficiency.

Imagistics is a top supplier in today's document market.

Imagistics, formerly Pitney Bowes Office Systems, has provided office document solutions for 35 years. We manage the life cycle of document management of our customers by thoroughly evaluating our customers' needs utilizing our direct national sales organization and then supporting each installation with a service staff that has been trained on our "Best of Breed" copier, multifunctional and facsimile equipment. We are superior at leveraging our core competencies in testing and sourcing the best imaging products that are currently being manufactured in the world today.

We help our customers realize their goals of reducing costs and increasing productivity.

Companies spend up to 15% of their operating revenue producing and managing documents.

60% of Fortune 1000 companies are Imagistics customers.

Imagistics is a member of the S&P SmallCap 600 Index and the Russell 2000 Index®

IMAGISTICS' SOLUTIONS

"Imagistics' ability to provide creative solutions and sensible pricing options for our recent digital copier upgrade has realized tremendous savings for Market Street Mortgage."

— Terry Couto, SVP & CFO, Market Street Mortgage, A NetBank Company

Market Street Mortgage

Market Street Mortgage is among the nation's leading retail originators of residential mortgage loans. The mortgage industry is a paper-intensive business and customer demands make it critical that Market Street provides superior service and immediate response. Imagistics has been the primary provider of copier and fax solutions to Market Street Mortgage for several years, evaluating their document output systems to increase their productivity and help them significantly lower their print costs.

In response to their growing document requirements, Imagistics recently supported a significant, company-wide upgrade from analog to new digital equipment at their Headquarters in Clearwater, Florida, and many of their 44 branch offices nationwide. This enhancement provides Market Street Mortgage with state-of-the-art technology solutions at a remarkably lower cost.

Jim Lucente, Asst. VP & Corporate Facilities Mgr., Market Street; Terry Couto, SVP & CFO, Market Street; Robin Seymour, Imagistics

Lauralie Roylance, Executive Asst., Market Street





WORK

Harry and David

The pear orchards tended by two brothers in Medford, Oregon almost a hundred years ago have grown into a sophisticated fruit gift company with a successful mail order business, 150 stores throughout the U.S. and a robust, double-digit growth history.

As Harry and David has expanded, Imagistics has helped them keep pace with the growth of their office requirements, providing copier and fax solutions to the company for years. There are well over a hundred copiers and fax machines installed at their headquarters location, with a dedicated, full-time Imagistics technician available to ensure the very highest office equipment uptime.



Ed Wilson, Sr. Purchasing Agent, Harry and David; John Parsons, Imagistics

Ray Jack, Service Technician, Imagistics

Harry and David
DELICIOUS SINCE 1934

"Over the years, we've found Imagistics to be more successful, less costly and more reliable than our previous solutions."

— Ed Wilson, Senior Purchasing Agent

AN INTERNATIONAL COMPANY BUILT ON LOCAL RELATIONSHIPS











Mary Heckmann
Region Sales VP, Commercial Sales





Our major brand awareness campaign uses television, radio and print media throughout the country, augmenting our national sales and marketing efforts and reinforcing our commitment to customer service and support.

Imagistics is unique in the document imaging industry. We employ a sales force of over 1,000 people, all of whom are Imagistics employees. While direct sales and support require significant investments in field personnel, our belief is that the loyalty and satisfaction we gain from customers through our personal attention brings greater returns.

Throughout the United States and the United Kingdom, our strategy ensures that Imagistics delivers the same excellent sales, service and support in every branch. With a direct sales and service network capable of supporting large national accounts, we are able to help our customers develop and implement complex product acquisition strategies and manage their consolidated billing across entire organizations on a national scale. We provide uniform training to our staff on a national basis, ensuring our customers seamless service and support and a consistent process which ensures timely, predictable response time and maximum customer uptime.

Direct customer contact is a key to our success

At the same time, our success is achieved through ownership: we encourage decisions to be made in the field rather than at headquarters, streamlining pricing and offering customized packages where appropriate. This not only maximizes revenues, it also ensures we deliver the best solutions for our customers on a timely basis.

To support this service commitment, we continue to direct our focus on development, training and management support throughout the organization. This has resulted in raising productivity to our highest levels and has also enhanced our relationship with customers.



Imagistics in the United Kingdom

Imagistics has served the document facsimile needs of customers in the United Kingdom for years. Beginning in January, 2003, the launch of copiers and multifunctional products in the U.K. signals the next phase of our commitment to provide expanded international document solutions.

IMAGISTICS LISTENS

"Listening and adapting to the needs of Central Transport ten years ago built this business relationship. Imagistics continues to make sensible recommendations for our growth and modification requirements. They also have a strong service record."

— Andre Levesque, Vice President



Lori Sage, Central Transport; Robin Chapman, Central Transport; Loraine Daro, Branch Manager, Nat'l. Accounts, Imagistics; Kathy Vaughn, Nat'l. Account Executive, Imagistics

Craig Liess, Central Transport

Central Transport International

Based in Michigan, Central Transport has provided total transportation solutions to customers in almost every major manufacturing market in North America for 65 years. The company is part of a group of transportation-related companies owned by privately held CenTra, Inc., which Forbes ranks among the largest 500 private companies in America.

As Central Transport has grown, Imagistics has helped them keep pace with their expanding, increasingly complex document management needs, including the installation and support for a significant number of facsimile, copier and digital multifunctional devices over the past several years. Many of these solutions are truly cutting-edge: new multifunctional equipment communicates via satellite, for example, and is linked throughout the U.S. by a wireless network. These multifunctional devices allow Central Transport to scan documents into their imaging system over 5 times faster than before. These devices eliminate the need for independent printers, fax machines and redundant supplies and will improve their bottom line.

"It is our belief that a buyer not seriously considering Pitney Bowes (Imagistics) as a copier supplier is making a big mistake."

– Buyers Laboratory Inc.

"BEST OF BREED" SOURCING ENSURES UNCOMPROMISING PRODUCT QUALITY

Imagistics tests, selects and enhances the highest quality products that cost-effectively meet our customers' most demanding requirements for document solutions. Utilizing our strategic relationships with the world's most technologically advanced OEMs, we have the negotiating strength to specify design, interface and function characteristics of the highest quality imaging solutions, and procure them at very attractive prices. This allows us to be free of traditional and lengthy R&D cycles that often render products obsolete before they even hit the market. Instead, we leverage our vendors' R&D, producing "Best of Breed" products and speeding access to market.

We have achieved average uptime of more than 98% on our copier products and more than 99% on our facsimile products.

We help our customers identify their appropriate document environment to maximize utilization and minimize costs of operation. Since we test and source "Best of Breed" products from manufacturers instead of building them from scratch, we don't have a bias toward imaging solutions that may be more than a customer needs. In fact, we are able to recommend solutions that minimize total cost of ownership for our customers.

In addition, we frequently enhance our copier/printer systems with various custom elements, to ensure world class features, performance and reliability.



The DL850 85 page-per-minute digital copier/printer is Imagistics' flagship high-volume product offering a cost-effective solution for enterprise distribute and print implementation. It received the "Editor's Choice" award from Better Buys for Business. Over 2 million copies and prints were made in the DL850 testing and selection process.

Imagistics Technology and Quality Center
Trumbull, Connecticut



John Chillock

Vice President, Customer Service Operations



Customer Service Locations

Our extensive service capability ensures consistent, uniform service and support for our customers throughout the United States and the United Kingdom.

DEPENDABLE OFFICE TECHNOLOGY SOLUTIONS

Our customers are not just buying the best products in the business – they're buying solutions for the future from one of the most trusted organizations in the industry. The Imagistics organization has been in the document solutions business for 35 years.

We're here today and we'll be here tomorrow.

We understand IT, MIS, procurement, and user facilities, and we integrate this knowledge and skill base with customer-driven philosophy, vision, culture and strategy to produce effective, economical, long-term solutions. We understand the intricacies of migrating from analog to digital imaging systems, and from local printers to connected multifunctional devices. We work closely with our customers to determine when a transition is right for them and we implement it as seamlessly as possible, frequently realizing significant cost savings.

Imagistics sales consultants design new print/copy/fax/scan environments that retain the useful life of existing networks, and transition higher volume print and copy jobs to shared digital devices that are designed to manage additional workload. Customers can still use existing desktop and network printers for smaller print jobs, for example, but send larger print requirements to networked digital printer/copiers and multifunction devices, resulting in significant productivity improvements and substantial cost savings.

Wireless Mobility

A wireless device that gives Imagistics' customer service representatives the power to check the real-time status of open calls, parts availability and customer service history. It also interfaces to advanced knowledge-based tools which enable on-line access to technical solutions.

Mike Moraveck, Customer Service Representative





IMAGISTICS' SERVICE

"With the demands of our centers around the country, no one wants to be waiting on copiers. One of Imagistics' great strengths is they offer a national network with a strong, local service and account component as well."

— Bryan Peterson, Purchasing Manager, BioLife Plasma Services L.P.

BioLife Plasma Services

A Division of Baxter Healthcare

Imagistics/Pitney Bowes has serviced Baxter Healthcare for over ten years, beginning with the implementation of a fax network throughout Baxter in Northern Illinois. Over the years, the network has grown to 600 facsimile units nationwide, with the focus evolving to multifunctional products, including faxing, scanning, copying and standalone/network laser printing.

In 2002, Imagistics began working with Baxter's BioLife Plasma Services Division by providing office solutions for their Deerfield, Illinois headquarters and their plasma centers nationwide. There are a large number of multifunctional digital units throughout the U.S., many in remote locations.

BioLife's needs for document management are enormous. Coupled with the rigorous regulatory requirements of the health industry and the care of patients requiring plasma therapy, these needs are critical to the flow of their profession. The key to supporting this customer is one point of account contact and direct, on-site diagnostic service.



Bryan Peterson, Purchasing Manager, BioLife; Phil Bonarek; Purchasing Specialist, BioLife; Carmel MacNamara, Nat'l. Account Manager, Imagistics; Steve Pace, Nat'l. Branch Sales Mgr., Imagistics

Chris Jones, Sr. Technical Analyst, BioLife





EXCELS

"Imagistics has demonstrated over the past two years that they know how to provide more than quality products and service strengths. They provide solutions."

— Craig Zimmerman, VP of Procurement, Americas Region



Craig Zimmerman, VP of Procurement, Americas Region, LSG Sky Chefs; Vaughn Salamy, Imagistics; Meredith Guy, Director, Procurement & Supply Mgmt., LSG Sky Chefs

Jamie Rafftesaeth, Global VP, Treasurer, SCIS; Leonie Chambers, Global Credit & Collections Analyst, LSG Sky Chefs

LSG Sky Chefs

LSG Sky Chefs is the world's largest in-flight service provider, which includes catering, procurement, equipment management and Total In-flight Service Management, with combined sales of $3.1 billion. Created in 1942 to offer dining services to airline passengers, LSG Sky Chefs caters 260 airlines from more than 200 customer service centers in 45 countries. LSG Sky Chefs is a division of LSG Lufthansa Service Holding AG, a wholly owned subsidiary of Deutsche Lufthansa AG.

LSG Sky Chefs and Imagistics have worked closely for two years on a plan to upgrade their copier and fax equipment to a fully integrated network of digital machines. These solutions are being implemented across the United States in LSG Sky Chefs customer service centers of all sizes, helping improve workflow, increase productivity and significantly reduce document production costs.



Board of Directors

Clockwise from top left | T. Kevin Dunnigan, Chairman and CEO, Thomas & Betts Corp. | Ira D. Hall, President and Chief Executive Officer, Utendahl Capital Management, L.P. | Craig R. Smith, President and COO, Owens & Minor, Inc. | James A. Thomas, Associate Dean, Yale Law School | Marc C. Breslawsky, Chairman and Chief Executive Officer | Thelma R. Albright, Retired, President, Carter Products Division of Carter-Wallace, Inc.



Management Team

Clockwise from top left | Chris C. Dewart, Vice President, Commercial Sales | Joseph D. Skrzypczak, Chief Financial Officer | George E. Clark, Vice President and General Manager, Business Products Centers | Nathaniel M. Gifford, Vice President, Product Development and Marketing | John C. Chillock, Vice President, Customer Service Operations | Mark S. Flynn, Vice President, General Counsel and Secretary | Doris J. Owens, Vice President, Worldwide Administration | Marc C. Breslawsky, Chairman and Chief Executive Officer | Joseph W. Higgins, Vice President, National Sales | Christine B. Allen, Chief Human Resources Officer

Imagistics International Inc. Financial Review

18 Management's Discussion and Analysis of Financial Condition and Results of Operations

32 Report of Management and Independent Accountants

33 Consolidated Statements of Operations

34 Consolidated Balance Sheets

35 Consolidated Statements of Changes in Stockholders' Equity and Comprehensive Income (Loss)

36 Consolidated Statements of Cash Flows

37 Notes to Consolidated Financial Statements

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion should be read in conjunction with the consolidated financial statements and notes thereto included elsewhere in this annual report. Statements contained in this discussion that are not purely historical are forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995, and are based on management's beliefs, certain assumptions and current expectations. These statements may be identified by their use of forward-looking terminology such as the words "expects," "projects," "anticipates," "intends" and other similar words. Such forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those projected. These risks and uncertainties include, but are not limited to, general economic, business and market conditions, competitive pricing pressures, timely development and acceptance of new products, our reliance on third party suppliers, potential disruptions affecting the international shipment of goods, potential disruptions in implementing information technology systems, our ability to create brand recognition under our new name and currency and interest rate fluctuations. Certain of these risks and uncertainties are discussed more fully elsewhere in this annual report and in our filings with the Securities and Exchange Commission, including our 2002 Form 10-K to be filed on or prior to March 31, 2003. The forward-looking statements contained herein are made as of the date hereof and we do not undertake any obligation to update any forward-looking statements, whether as a result of future events, new information or otherwise.

Overview

Imagistics International Inc. ("Imagistics" or the "Company") is a large direct sales, service and marketing organization offering document imaging solutions, including copiers, facsimile machines and multifunctional products, sometimes referred to as MFPs, primarily to large corporate customers known as national accounts, government entities and mid-size and regional businesses known as commercial accounts. In addition, we offer a range of document imaging options including digital, analog, color and/or networked products and systems.

Our strategic vision is to become the leading independent direct provider of enterprise office imaging and document solutions by providing world-class products and services with unparalleled customer support and satisfaction with a focus on multiple location customers, thus building value for our shareholders. Our strategic initiatives include:

- Executing our unique business model,
- Leveraging product and marketplace strengths to drive market share,
- Leveraging strengths in customer support to drive customer loyalty,
- Achieving operational excellence and benchmark productivity and
- Pursuing opportunistic expansion and investments.

Imagistics Spin-off from Pitney Bowes

On December 11, 2000, the board of directors of Pitney Bowes Inc. ("Pitney Bowes") approved the spin-off of the U.S. and U.K. operations of its office systems business to its common stockholders as an independent, publicly traded company. On December 3, 2001, Imagistics was spun-off from Pitney Bowes pursuant to a contribution by Pitney Bowes of substantially all of Pitney Bowes' office systems businesses to us and a distribution of our common stock to common stockholders of Pitney Bowes based on a distribution ratio of 1 share of our common stock for every 12.5 shares of Pitney Bowes common stock held at the close of business on November 19, 2001 (the "Distribution" or "Spin-off").

Pitney Bowes no longer has a financial investment in our business. We entered into a transition services agreement with Pitney Bowes providing for certain essential services to us for a limited period following the Distribution. These services were provided at cost and included information technology, computing, telecommunications, accounting, field service of equipment and dispatch call center services. For 2002 and for the period from December 3, 2001 through December 31, 2001, we paid Pitney Bowes $20.4 million and $3.5 million, respectively, in connection with these services under the transition services agreement. We and Pitney Bowes have agreed to an extension until June 30, 2003 or, upon our request, December 31, 2003, of the transition services agreement as it relates to information technology and related services due to unanticipated delays in our implementation of Phase II of the enterprise resource planning ("ERP") system. Services provided under this extension are at negotiated market rates.

We also entered into certain other agreements covering intellectual property, commercial relationships, leases and licensing arrangements and tax separation matters. The

pricing terms of the products and services covered by the other commercial agreements reflect negotiated prices.

The consolidated financial statements for the periods prior to the Distribution include allocations of certain Pitney Bowes corporate expenses. Corporate expense allocations were charged based generally on the ratio of our costs and expenses to Pitney Bowes' costs and expenses. Pitney Bowes' allocated expenses primarily included administrative expenses such as accounting services, real estate costs, customer service support in remote geographic areas and information technology and amounted to $25 million for the period from January 1, 2001 through the Distribution and $26 million for 2000. We believe the costs of these services charged to us were a reasonable representation of the services provided or benefits received by us. In addition, interest expense was charged to us from Pitney Bowes based upon the proportion of our net assets to Pitney Bowes' net assets. We believe that this is a reasonable method of allocation.

As part of Pitney Bowes, we also benefited from various economies of scale, including shared global administrative functions and shared facilities. Our costs and expenses have and may continue to increase as a result of the loss of these economies of scale and we may incur greater expenses associated with our status as a stand-alone public company.

Basis of Financial Statement Presentation

The consolidated financial statements include certain historical assets, liabilities and related operations of the United States and United Kingdom office systems businesses, which were contributed to us from Pitney Bowes prior to the Distribution. The consolidated financial statements as of and for the year ended December 31, 2002 depict our results as a stand-alone company. The consolidated financial statements for periods prior to the Distribution were derived from the financial statements and accounting records of Pitney Bowes using the historical results of operations and historical basis of assets and liabilities of the United States and United Kingdom office systems businesses. Prior to the formation of Imagistics, the office systems business was operated as a division of Pitney Bowes, and, as such, Pitney Bowes' investment in Imagistics is shown in lieu of stockholders' equity in the consolidated financial statements for 2000. We began accumulating retained earnings on the date of the Distribution. We believe the assumptions underlying the consolidated financial statements for the years ended December 31, 2001 and 2000 are reasonable. However, the consolidated financial statements included herein may not necessarily reflect our financial position, results of operations and cash flows in the future or what our financial position, results of operations and cash flows as of and for the years ended December 31, 2001 and 2000 would have been for periods prior to the Distribution had we operated as a stand-alone entity during those periods.

Critical Accounting Policies and Significant Estimates

The preparation of our consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates include assessing the allocation of costs from Pitney Bowes, the collectibility of accounts receivable, the use and recoverability of inventory, the useful lives of tangible assets, the realization of deferred taxes and an evaluation of the potential impairment, if any, of goodwill, among others. The markets for our products are characterized by intense competition, rapid technological development and pricing pressures, all of which could affect the future realizability of our assets. Estimates and assumptions are reviewed periodically and the effects of revisions are reflected in the consolidated financial statements in the period they are determined to be necessary. Actual results could differ from these estimates. We have identified certain accounting policies that are critical to the understanding of our results of operations due to the judgment management must make in their application. These significant accounting policies are outlined below.

Revenue recognition

Revenue on equipment and supplies sales is recognized when contractual obligations have been satisfied, title and risk of loss have been transferred to the customer and collection of the resulting receivable is reasonably assured. For copier equipment, the satisfaction of contractual obligations and the passing of title and risk of loss to the customer occur upon the installation of the copier equipment at the customer location. For facsimile equipment and facsimile supplies, the satisfaction of contractual obligations and the passing of title and risk of loss to the customer occur upon the delivery of the facsimile equipment and the facsimile supplies to the customer

location. We record a provision for estimated sales returns and other allowances based upon historical experience.

Rental contracts, which often include supplies, are generally for an initial term of three years with automatic renewals unless we receive prior notice of cancellation. Under the terms of rental contracts, we bill our customers either a flat periodic charge or a usage-based fee. Revenues related to these contracts are recognized each month as earned, either using the straight-line method or based upon usage, as applicable.

Support services contracts, which often include supplies, are generally for an initial term of one year with automatic renewals unless we receive prior notice of cancellation. Under the terms of support services contracts, we bill our customers either a flat periodic charge or a usage-based fee. Revenues related to these contracts are recognized each month as earned, either using the straight-line method or based upon usage, as applicable.

Certain rental and support services contracts provide for invoicing in advance, generally quarterly. Revenue on contracts billed in advance is deferred and recognized as earned revenue over the billed period. Certain rental and support services contracts provide for invoicing in arrears, generally quarterly. Revenue on contracts billed in arrears is accrued and recognized in the period in which it is earned.

We enter into arrangements that include multiple deliverables, which typically consist of the sale of equipment with a support services contract. We account for each element within an arrangement with multiple deliverables as separate units of accounting. Revenue is allocated to each unit of accounting based on the residual method, which requires the allocation of the revenue based on the fair value of the undelivered items. Fair value of support services is primarily determined by reference to renewal pricing.

Accounts receivable

Accounts receivable are stated at net realizable value by recording allowances for those accounts receivable amounts that we believe are uncollectible. Our estimate of losses is based on prior collection experience including evaluating the credit worthiness of each of our customers, analyzing historical bad debt write-offs and reviewing the aging of the receivables. Our allowance for doubtful accounts includes amounts for specific accounts that we believe are uncollectible, as well as amounts that have been computed by applying certain percentages based on historic loss trends, to certain accounts receivable aging categories.

Inventories

Inventories are valued at the lower of cost or market. Provisions, when required, are made to reduce excess and obsolete inventories to their estimated net realizable values. Inventory provisions are calculated using management's best estimates of inventory value based on the age of the inventory, quantities on hand compared with historical and projected usage and current and anticipated demands.

Depreciation of rental equipment

Rental equipment is comprised of equipment on rent to customers and is depreciated on the straight-line method over the estimated useful life of the equipment. Copier equipment is depreciated over three years and facsimile equipment is depreciated over five years.

Capitalized computer software costs

We capitalize certain costs of internally developed software. Internal capitalized costs include purchased materials and services and payroll and payroll related costs. Costs for general and administrative, overhead, maintenance and training, as well as the cost of software that does not add functionality to the existing system, are expensed as incurred. The cost of internally developed software is amortized on a straight-line basis over appropriate periods, principally three to seven years. The unamortized balance of internally developed software is included in fixed assets in the consolidated balance sheets.

Goodwill

We evaluate goodwill in accordance with Statement of Financial Accounting Standards ("SFAS") No. 142. SFAS No. 142 requires the use of a nonamortization approach to account for purchased goodwill and certain intangibles. Under a nonamortization approach, goodwill and certain intangibles are not amortized into results of operations, but instead would be reviewed periodically for impairment with any resulting impairment charged to results of operations only in the periods in which the recorded value of goodwill and intangibles is more than their fair value. SFAS No. 142 prescribes a two-step method for determining goodwill impairment. In the first step, the fair value of the reporting unit is compared to the carrying amount. If the carrying amount is greater than the fair value, the second step of the impairment test is required and the implied fair value of the reporting unit's goodwill is determined by allocating the reporting unit's fair value to all of the assets and liabilities in the same manner performed in a purchase price allocation. The fair value of the goodwill is then compared to its

carrying amount to determine if there is goodwill impairment. We completed our review of goodwill in accordance with SFAS No. 142 effective October 1, 2002 and have determined that our recorded goodwill is not impaired.

Deferred taxes on income

Income taxes are accounted for under the asset and liability method, which requires the recognition of deferred tax assets and liabilities based on the estimated future tax consequences of differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the periods the temporary differences are expected to be settled. A valuation allowance is established, as needed, to reduce net deferred tax assets to realizable value. A valuation allowance has not been established for our deferred tax assets as we believe it is more likely than not, they will be realized.

Financial instruments

We use interest rate swap agreements to manage and reduce risk related to interest payments on our debt instruments. We recognize all derivative financial instruments as assets and liabilities and measure them at fair value. All derivative financial instruments are designated and qualify as cash flow hedges and, accordingly, the effective portions of changes in fair value of the derivative are recorded in other comprehensive income and are recognized in the income statement when the hedged item affects earnings. Ineffective portions of changes in the fair value of cash flow hedges are recognized currently in earnings.

Overview of 2002 Financial Results

Total revenue for 2002 increased 1% to $630 million from 2001 revenue of $626 million. Net income in 2002 was $16 million, or $0.86 per diluted common share, compared with net income of $13 million, or $0.65 per diluted common share in 2001.

Revenue and Diluted EPS



Revenues

The following table shows our revenue sources by product line for the periods indicated.

(dollars in millions)	Year ended December 31,		
	2002	2001	2000
Copier product line	**$ 375**	$ 357	$ 362
Facsimile product line	**255**	269	281
Total revenue	**$ 630**	$ 626	$ 643

Sales to Pitney Bowes Canada included above amounted to $28 million, $6 million and $3 million for the years ended December 31, 2002, 2001 and 2000, respectively.

Revenue by Product Line



The following table shows our revenue by geographic segment for the periods indicated.

(dollars in millions)	Year ended December 31,		
	2002	2001	2000
United States	**$ 608**	$ 606	$ 621
United Kingdom	**22**	20	22
Total revenue	**$ 630**	$ 626	$ 643

The following table shows the growth rates by revenue type and product line for the periods indicated.

	Year ended December 31,		
	2002	2001	2000
Sales			
Copier products	**4%**	(3%)	2%
Facsimile products	**1%**	(8%)	(1%)
Total sales	**2%**	(5%)	1%
Rentals			
Copier products	**9%**	9%	20%
Facsimile products	**(8%)**	(1%)	3%
Total rentals	**(2%)**	2%	8%
Support services	**2%**	(7%)	(4%)
Total revenue	**1%**	(3%)	3%

We consider revenue from equipment rentals, supplies sales and support services to be recurring. In the years ended December 31, 2002, 2001 and 2000, equipment rental revenue totaled $230 million, $233 million and $228 million, supplies sales totaled $156 million, $155 million and $165 million and support services revenue totaled $84 million, $83 million and $89 million, respectively. We consider these types of revenue to be recurring because they typically are derived from equipment rentals subject to multi-year contracts and from supplies sales and support services, which are a natural consequence of the use of our installed base of equipment. Although the initial term of our rental contracts are generally three years, they typically provide a continuing stream of revenue resulting from automatic renewal options or new rental contracts for replacement equipment. Historically, our recurring revenue has consistently been approximately 75% of total revenue. However, we cannot provide any assurance that our recurring revenue will continue at these rates. We believe this information is useful because it indicates our ability to generate a consistent revenue base.

Recurring Revenue as a % of Total Revenue



Results of Operations

The following table shows our statement of operations data, expressed as a percentage of total revenue, for the periods indicated. The table also shows cost of sales as a percentage of sales revenue, cost of rentals as a percentage of rental revenue and the effective income tax rate.

	As a % of total revenue, except as noted Year ended December 31,		
	2002	2001	2000
Equipment sales	**25%**	25%	25%
Supplies sales	**25%**	25%	26%
Total sales	**50%**	50%	51%
Equipment rentals	**37%**	37%	35%
Support services	**13%**	13%	14%
Total revenue	**100%**	100%	100%
Cost of sales	**32%**	31%	29%
Cost of rentals	**13%**	15%	14%
Selling, service and administrative	**50%**	49%	39%
Operating income	**5%**	5%	18%
Interest expense	**1%**	2%	2%
Income before income taxes	**4%**	3%	16%
Provision for income taxes	**2%**	1%	6%
Net income	**2%**	2%	10%
Cost of sales as a percentage of sales revenue	**62.7%**	63.6%	56.5%
Cost of rentals as a percentage of rental revenue	**36.6%**	39.5%	38.9%
Effective tax rate	**39.9%**	40.1%	39.6%

Years ended December 31, 2002 and December 31, 2001

Revenue. In 2002, total revenue of $630 million increased 1% over the prior year total revenue of $626 million, reflecting higher sales and support services revenue, partially offset by lower rental revenue. Revenue attributable to sales to Pitney Bowes Canada pursuant to the reseller agreement that became effective upon the Distribution amounted to $28 million. Prior to the Distribution, sales to Pitney Bowes Canada were primarily accounted for as

intercompany sales at cost. Excluding the impact of sales to Pitney Bowes Canada, revenue declined 3% versus 2001. We believe the revenue comparison excluding sales to Pitney Bowes Canada eliminates any changes in revenue resulting from the different accounting treatment of sales to Pitney Bowes Canada in 2002 and reflects a more meaningful comparison of our revenue performance.

Equipment and supplies sales revenue of $316 million increased 2% in 2002 from $310 million in 2001. Excluding the impact of sales to Pitney Bowes Canada, sales revenue declined 5% compared with the prior year. Copier sales revenue declined 3% resulting from the continued implementation of our strategy to shift the marketing focus of our copier product line from sales to rentals. Facsimile sales revenue declined 10% due to lower equipment and supply sales resulting from lower facsimile equipment usage in the U.S. marketplace.

Equipment rental revenue of $230 million decreased 2% in 2002 from $233 million in 2001, reflecting a decline in facsimile rental revenue partially offset by an increase in copier rental revenue resulting from a continuing copier marketing focus on national accounts, which prefer a rental placement strategy. Rental revenue derived from our copier product line increased 9% reflecting growth in the overall installed rental population as well as the impact of increased placements of our high-end copiers and MFPs. Rental revenue from our facsimile product line decreased 8% versus the prior year resulting from lower pricing and a lower installed base.

Support services revenue, primarily derived from stand-alone service contracts, increased 2% to $84 million in 2002 from $83 million in 2001, reflecting the combination of higher contract pricing associated with the increased placement of high-end digital products in the United States and increased facsimile placements in the United Kingdom.

Cost of sales. Cost of sales was $198 million in 2002 compared with $197 million in 2001 and as a percentage of sales revenue declined to 62.7% in 2002 from 63.6% in 2001. This decline resulted from lower product costs and lower provision for obsolete inventory, partially offset by the impact of equipment sales to Pitney Bowes Canada under the reseller agreement and an increase in the mix of copier equipment and MFPs, which have a higher cost of sales percentage than facsimile sales. The provision to write our inventory down to net realizable value declined $6 million to $15 million in 2002 from $21 million in 2001.

Cost of rentals. Cost of rentals was $84 million in 2002 compared with $92 million in 2001 and as a percentage of rental revenue declined to 36.6% in 2002 from 39.5% in 2001. This decline resulted from the impact of our disciplined focus on improving profit margins coupled with product cost improvements, partially offset by an increase in the mix of copier and multifunctional product rentals which have a higher cost as a percentage of rental revenue than facsimile machines.

Selling, service and administrative expenses. Selling, service and administrative expenses of $312 million were 50% of total revenue in 2002 compared with $306 million or 49% of total revenue in 2001. Selling, service and administrative expenses increased 2% over the prior year resulting from increased finance and administrative costs associated with becoming an independent public company ($14 million) and advertising expenditures associated with our brand awareness campaign ($9 million), partially offset by the impact of fewer employees ($10 million) and lower bad debt write-offs ($7 million).

Purchasing and receiving costs, inspection costs, warehousing costs and other distribution costs are included in selling, service and administrative costs because no meaningful allocation of these expenses to cost of sales or cost of rentals is practicable. These costs amounted to $16.3 million and $15.9 million for the years ended December 31, 2002 and 2001, respectively.

Included in selling, service and administrative expenses in 2001 are allocated amounts from Pitney Bowes, reflecting our share of overhead costs related to shared selling, service and administrative expenses. Field sales and service operating expenses are included in selling, service and administrative expenses because no meaningful allocation of these expenses to cost of sales, cost of rentals or cost of support services is practicable.

Interest expense. Interest expense decreased to $8 million in 2002 from $10 million in 2001, primarily as a result of lower debt levels. Interest expense for 2002 included a loss of $0.4 million resulting from the prepayment of $8 million of the Term Loan and associated unwinding of a portion of one of the interest rate swap agreements.
Prior to the Distribution, we participated in Pitney Bowes' centralized cash management program, which was used to finance our operations. Interest expense for the first nine months of 2001 represented an allocation from Pitney Bowes based upon the proportion of our net assets to Pitney Bowes' net assets. The Pitney Bowes' weighted average borrowing rate was approximately 6.7% in the first nine months of 2001. Interest expense for the last three

months of 2001, when we no longer participated in the Pitney Bowes centralized cash management program, was $1.3 million. The weighted average interest rate was 7.1% for 2002 and 6.3% for the last three months of 2001.

Effective tax rate. Our effective tax rate was 39.9% in 2002 compared with 40.1% in 2001. Prior to the Distribution, our income was included in the Pitney Bowes consolidated income tax returns and our tax expense was calculated as if Imagistics and Pitney Bowes filed separate income tax returns. Our future effective tax rate will depend on our structure and tax strategies as a separate, independent entity as well as any future jurisdictional rate changes and could vary from our historical effective tax rates.

Years ended December 31, 2001 and December 31, 2000

Revenue. In 2001, total revenue of $626 million declined 3% versus the prior year total revenue of $643 million, reflecting lower sales and support service revenue, partially offset by increased rental revenue.

Equipment and supplies sales revenue of $310 million declined 5% in 2001 from $326 million in 2000 due to lower copier and facsimile equipment sales and lower supply sales. The decline in copier equipment sales reflects the shift in our copier marketing focus toward national accounts, which emphasizes equipment rentals as opposed to equipment sales. The decline in facsimile equipment sales reflects both volume and price declines. Lower supply sales reflects declining facsimile usage caused by the use of other new technologies, such as e-mail, as well as lower prices associated with our environmentally friendly ECO toner cartridges.

Equipment rental revenue of $233 million increased 2% in 2001 from $228 million in 2000, reflecting the shift in our copier marketing focus to national accounts, which require a rental placement strategy similar to that of our facsimile product placement strategy. We continued to implement this strategic shift in our copier systems product line by increasing the focus on renting our copiers, responding to a need for financing flexibility in the major account marketplace. During 2001, rental revenue derived from our copier product line increased 9% reflecting growth in the overall installed rental population as well as the impact of increased placements of our high-end digital products. Rental revenue from our facsimile product line declined 1% versus the prior year.

Support services revenue of $83 million, primarily derived from stand-alone service contracts, decreased 7% in 2001 from $89 million in 2000, reflecting the strategic decision to focus on renting, which includes service, rather than on selling our copier and MFPs with associated service contracts.

Cost of sales. Cost of sales was $197 million in 2001 compared with $184 million in 2000 and as a percentage of sales revenue increased to 63.6% in 2001 from 56.5% in 2000. This increase resulted from $21 million of inventory provisions to write down to market the carrying value of (a) our analog copier and related parts inventory in response to the continuing market shift from analog to digital copiers, (b) our service parts inventory to reflect quantities on hand in excess of projected usage and (c) our sales demonstration equipment which devalues with age. The increase was partially offset by a decrease in our product costs from suppliers located in Japan, reflecting the weakening of the yen against the dollar in 2001.

Cost of rentals. Cost of rentals was $92 million in 2001 compared with $89 million in 2000 and as a percentage of rental revenue increased to 39.5% in 2001 from 38.9% in 2000, reflecting the impact of lower industry-wide pricing on new rental additions and contract renewals.

Selling, service and administrative expenses. Selling, service and administrative expenses of $306 million were 49% of total revenue in 2001 compared with $253 million or 39% of total revenue in 2000. Selling, service and administrative expenses increased 21% over the prior year. The increase reflects higher costs associated with the geographic expansion of sales and service capabilities ($12 million), higher finance and administrative costs associated with becoming an independent public company ($10 million), higher operating costs associated with our investment in our ERP project ($4 million), higher warehousing and distribution costs ($3 million) and higher employee benefit costs ($1 million). We also recorded higher severance costs of $3 million associated with reducing our staffing overhead and administrative costs and increased our allowance for doubtful accounts receivable in response to the weaker economic environment and a higher delinquency rate resulting in incremental accounts receivable write-offs of $8 million.

Purchasing and receiving costs, inspection costs, warehousing costs and other distribution costs are included in selling, service and administration costs because no meaningful allocation of these expenses to cost of sales or cost of rentals is practicable. These costs amounted to $15.9 million and $14.9 million for the years ended December 31, 2001 and 2000, respectively.

Included in selling, service and administrative expenses are allocated amounts from Pitney Bowes, reflecting our share of overhead costs related to shared selling, service and administrative expenses. Operating expenses of field sales and service offices are included in selling, service and administrative expenses because no meaningful allocation of these expenses to cost of sales, cost of rentals or cost of support services is practicable.

Interest expense. Interest expense was $10 million and $11 million, respectively, in 2001 and 2000. Prior to the Distribution, we participated in Pitney Bowes' centralized cash management program, which was used to finance our operations. Interest expense for 2000 and the first nine months of 2001 represents an allocation from Pitney Bowes based upon the proportion of our net assets to Pitney Bowes' net assets. The Pitney Bowes' weighted average borrowing rate was approximately 6.9% in 2000 and 6.7% in the first nine months of 2001, respectively. Interest expense for the last three months of 2001, when we no longer participated in the Pitney Bowes centralized cash management program, was $1.3 million and the weighted average interest rate was 6.3%.

Effective tax rate. Our effective tax rate was 40.1% in 2001 and 39.6% in 2000. Prior to the Distribution, our income was included in the Pitney Bowes consolidated income tax returns and our tax expense was calculated as if Imagistics and Pitney Bowes filed separate income tax returns. Our future effective tax rate will depend on our structure and tax strategies as a separate, independent entity as well as any future jurisdictional rate changes and could vary from our historical effective tax rates.

Expansion of Sales and Service Capabilities

During 2001 and 2000, we acquired certain assets and assumed certain liabilities of ten independent dealers for sales and service capabilities in remote geographic areas. These acquisitions, individually or in the aggregate, were not significant to our financial position or results of operations. These acquisitions were accounted for using the purchase method of accounting. The purchase price, including direct costs of the acquisitions, was allocated to acquired assets and assumed liabilities. The excess of the purchase price over the net tangible assets acquired was recorded as goodwill. The operating results of these acquisitions are included in our financial statements from the date of the respective acquisition.

Liquidity and Capital Resources

On November 9, 2001 we entered into a Credit Agreement with a group of lenders (the "Credit Agreement") that provided for secured borrowings or the issuance of letters of credit in an aggregate amount not to exceed $225 million, comprised of a $125 million Revolving Credit Facility (the "Revolving Credit Facility") and a $100 million Term Loan (the "Term Loan"). The term of the Revolving Credit Facility is five years and the term of the Term Loan is six years. Our Credit Agreement has a rating of Ba3 from Moody's Investor Services and a BB+ rating from Standard & Poor's.

We have pledged substantially all of our assets plus 65% of the stock of our subsidiary as security for our obligations under the Credit Agreement. Available borrowings and letter of credit issuance under the Revolving Credit Facility are determined by a borrowing base consisting of a percentage of our eligible accounts receivable, inventory, rental assets and accrued and advance billings, less outstanding borrowings under the Term Loan.

The Credit Agreement contains financial covenants that require the maintenance of minimum earnings before interest, taxes, depreciation and amortization ("EBITDA") and a maximum leverage ratio (total debt to EBITDA), as well as other covenants, which, among other things, place limits on dividend payments and capital expenditures. The Credit Agreement allowed us to originally repurchase up to $20 million of our stock and to make acquisitions up to an aggregate consideration of $30 million. At December 31, 2002 and 2001, we were in compliance with all of the financial covenants.

Originally, amounts borrowed under the Revolving Credit Facility bore interest at variable rates based, at our option, on either the LIBOR rate plus a margin of from 2.25% to 3.00%, depending on our leverage ratio, or the Fleet Bank base lending rate plus a margin of from 1.25% to 2.00%, depending on our leverage ratio. Amounts borrowed under the Term Loan bore interest at variable rates based, at our option, on either the LIBOR rate plus a margin of 3.50% or 3.75%, depending on our leverage ratio, or the Fleet Bank base lending rate plus a margin of 2.50% to 2.75%, depending on our leverage ratio. A commitment fee of from 0.375% to 0.500% on the average daily unused portion of the Revolving Credit Facility is payable quarterly, in arrears, depending on our leverage ratio.

On March 19, 2002, the Credit Agreement was amended to increase the total amount of our stock permitted to be repurchased from $20 million to $30 million. On July 19,

2002, the Credit Agreement was further amended to increase the total amount of our stock permitted to be repurchased from $30 million to $58 million and to reduce the Term Loan interest rates to LIBOR plus a margin of from 2.75% to 3.75%, depending on our leverage ratio, or to the Fleet Bank base lending rate plus a margin of from 1.75% to 2.75%, depending on our leverage ratio.

On March 5, 2003, the Credit Agreement was further amended to increase the total amount of our stock permitted to be repurchased from $58 million to $78 million, to reduce the minimum EBITDA covenant to $100 million for the remainder of the term of the Credit Agreement and to revise the limitation on capital expenditures.

The Credit Agreement requires us to manage our interest rate risk with respect to at least 50% of the aggregate principal amount of the Term Loan for a period of at least 36 months. Accordingly, we entered into two interest rate swap agreements in the notional amounts of $50 million and $30 million expiring in February 2005 to convert the variable interest rate payable on the Term Loan to a fixed interest rate in order to hedge the exposure to variability in expected future cash flows. These interest rate swap agreements have been designated as cash flow hedges. The counterparties to the interest rate swap agreements are major international financial institutions. We monitor the credit quality of these financial institutions and do not anticipate any losses as a result of counterparty nonperformance. Under the terms of the swap agreements, we will receive payments based upon the 90-day LIBOR rate and remit payments based upon a fixed rate. The fixed interest rates are 4.17% and 4.32% for the $50 million and the $30 million swap agreements, respectively.

Our initial borrowings of $150 million under the Credit Agreement, consisting of $100 million under the Term Loan and $50 million under the Revolving Credit Facility, were used to repay amounts due to Pitney Bowes and to pay a dividend to Pitney Bowes. At December 31, 2001, Pitney Bowes Credit Corporation ("PBCC") provided substantially all of our Term Loan. During 2002, PBCC disposed of its commitments under the Credit Agreement and is no longer a participant in the Credit Agreement.

During the third quarter of 2002, we revised our cash flow estimates and prepaid $8 million of the amount outstanding under the Term Loan. This prepayment was covered by a portion of the $30 million interest rate swap agreement that had been designated as a cash flow hedge. Since it is no longer probable that the hedged forecasted transactions related to the $8 million Term Loan prepayment will occur, we recognized a loss related to that portion of the swap agreement underlying the amount of the prepayment by reclassifying $0.4 million from accumulated other comprehensive loss into interest expense. We also unwound $8 million of the $30 million interest rate swap agreement.

At December 31, 2002, two interest rate swap agreements in the notional amounts of $50 million and $22 million were outstanding, the aggregate fair value of which was an obligation of $3.7 million. This obligation is reported in other liabilities in the consolidated balance sheet and the unrealized loss relating to the outstanding swap agreements was included in other comprehensive loss in stockholders' equity. The interest rate swap agreements were 100% effective in 2002.

At December 31, 2002, $74 million of borrowings were outstanding under the Credit Agreement, consisting solely of borrowings under the Term Loan and the borrowing base amounted to approximately $125 million. The Term Loan is payable in 16 consecutive equal quarterly installments of $0.2 million due March 31, 2003 through December 31, 2006, three consecutive equal quarterly installments of $17.8 million due March 31, 2007 through September 30, 2007 and a final payment of $17.8 million due at maturity. At December 31, 2001, $117 million of borrowings were outstanding under the Credit Agreement, consisting of $17 million of borrowings under the Revolving Credit Facility and $100 million of borrowings under the Term Loan, and the borrowing base amounted to approximately $126 million. As of February 28, 2003, $74 million of borrowings were outstanding under the Credit Agreement, consisting solely of $74 million of borrowings under the Term Loan and the borrowing base amounted to approximately $124 million. The weighted average interest rate on borrowings outstanding under the Credit Agreement was approximately 7.10% and 6.30% during 2002 and 2001, respectively, after giving effect to the interest rate swap agreements.

Debt Outstanding and Debt as a % of Total Capital



The ratio of current assets to current liabilities declined to 2.6 to 1 at December 31, 2002 compared to 3.4 to 1 at December 31, 2001 due to reductions in accounts receivable and inventory and an increase in accounts payable and accrued liabilities. At December 31, 2002, our total debt as a percentage of total capitalization declined to 21.9% from 29.1% at December 31, 2001 due to debt repayments offset in part by stock repurchases.

Historically, our cash flow has been positive. We expect our cash flow to remain positive although we do expect our cash generation to moderate as our ability to continue to provide cash through changes in working capital is reduced.

Net cash provided by operating activities was $158 million, $148 million and $138 million for the years ended December 31, 2002, 2001 and 2000, respectively. Net income was $16 million, $13 million and $64 million in 2002, 2001 and 2000, respectively. Non-cash charges for depreciation and amortization and provisions for bad debt and inventory obsolescence in the aggregate provided cash of $102 million, $116 million and $81 million for 2002, 2001 and 2000, respectively. The provision for bad debt of $12 million in 2001 was significantly higher than historical levels reflecting an increase in the rate of delinquencies. In 2002 and 2001 the provision to write down excess and obsolete inventory amounted to $15 million and $21 million, respectively, and was higher than historical levels to recognize the impact of the continuing market shift from analog to digital equipment on the market value of our inventory. Changes in the principal components of working capital provided cash of $38 million and $21 million in 2002 and 2001, respectively and resulted in a usage of cash of $5 million in 2000. Of the $38 million of cash provided by working capital changes in 2002, approximately $17 million was due to improved collection results. In addition, approximately $18 million resulted from the accrual in our accounts of costs that had been included in amounts due to Pitney Bowes prior to the Distribution and included $7 million in income taxes, $5 million in employee medical and benefit costs and $6 million of higher accrual levels for administrative costs associated with becoming and independent public company. In addition, approximately $3 million of the increase in accounts payable and accrued liabilities resulted from costs associated with the ERP project.

Cash Flows Provided By Operating Activities and Capital Expenditures



We used $67 million, $85 million and $95 million in investing activities for the years ended December 31, 2002, 2001 and 2000, respectively. Investment in rental equipment assets totaled $48 million, $66 million and $80 million in 2002, 2001 and 2000, respectively. The lower level of rental equipment expenditures in 2002 primarily reflects lower product costs. Capital expenditures for property, plant and equipment were $19 million, $18 million and $4 million in 2002, 2001 and 2000, respectively. Investment in our ERP system accounted for $10 million and $7 million of the capital expenditures for property, plant and equipment for 2002 and 2001, respectively. In 2001 and 2000, other investing activities consisted of the acquisition of independent dealers to expand our sales and service capabilities as described above.

Cash used in financing activities was $79 million, $47 million and $44 million for the years ended December 31, 2002, 2001 and 2000, respectively. Cash used in financing activities in 2002 reflects repayments of $17 million under the Revolving Credit Facility and $26 million under the Term Loan and the repurchase of 1.9 million shares of our stock at a cost of $37 million. In March 2002, the Board of Directors approved a $30 million stock buy back program. In October 2002, the Board of Directors authorized the repurchase of an additional $28 million of our stock, raising the total authorization to $58 million. Currently, we intend to continue repurchasing our stock. In 2001, cash used in financing activities reflects advances to Pitney Bowes offset by increases in amounts due to Pitney Bowes for corporate allocations and other intercompany charges, as well as borrowings of $100 million under the Term Loan and net borrowings of $17 million under the Revolving Credit Facility. In 2001, we used borrowings under the Term Loan and Revolving Credit Facility to repay amounts due to Pitney Bowes and to pay a dividend to Pitney Bowes. Cash used in financing activities in 2000 reflects advances to Pitney Bowes offset by increases in amounts due to Pitney Bowes for corporate allocations and other intercompany charges.

The following table depicts our future payments under material contractual obligations:

	Payments Due by Period				
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Long-term debt	$ 74	$ 1	$ 2	$ 71	$ -
Operating leases	32	9	18	3	2

Long-term debt payments are related to the Credit Agreement. Payments under operating leases relate to the lease and sub-lease of properties including sales and service offices under long-term lease agreements with initial terms extending from three to fifteen years as described in "Properties" located in Part I, Item 2 of our 2002 Annual Report on Form 10-K. We have no material commitments other than supply agreements with vendors that extend only to equipment ordered under purchase orders; there are no long-term purchase requirements. We do not have any capital leases or off-balance sheet arrangements to finance our business.

We will continue to make additional investments in facilities, rental equipment, computer equipment and systems and our distribution network as required to support our revenue growth. We anticipate investments in rental equipment assets for new and replacement programs in amounts consistent with prior years. We estimate that we will invest approximately $30 million to $35 million over the next 12 - 18 months to enhance our information systems infrastructure and implement our ERP system.

In connection with the Distribution, we entered into certain agreements pursuant to which we may be obligated to indemnify Pitney Bowes with respect to certain matters.

We agreed to assume all liabilities associated with our business, and to indemnify Pitney Bowes for all claims relating to our business. These may be claims by or against Pitney Bowes or us relating to, among other things, contractual rights under vendor, insurance or other contracts, trademark, patent and other intellectual property rights, equipment, service or payment disputes with customers and disputes with employees.

We and Pitney Bowes entered into a tax separation agreement, which governs our and Pitney Bowes' respective rights, responsibilities and obligations after the Distribution with respect to taxes for the periods ending on or before the Distribution. In addition, the tax separation agreement generally obligates us not to enter into any transaction that would adversely affect the tax-free nature of the Distribution for the two-year period following the Distribution, and obligates us to indemnify Pitney Bowes and affiliates to the extent that any action we take or fail to take gives rise to a tax liability with respect to the Distribution.

In each of these circumstances, payment by us is contingent on Pitney Bowes making a claim. As such, it is not possible to predict the maximum potential future payments under these agreements. As of December 31, 2002, we had not paid any amounts to Pitney Bowes pursuant to the above indemnifications. However, we have paid amounts to defend and resolve claims and litigation related to our business that we assumed as part of the Spin-off. We believe that if we were to incur a loss in any of these matters, such loss would not have a material effect on our financial position, results of operations or cash flows.

Our cash flow from operations, together with borrowings under the Credit Agreement, are expected to adequately finance our operating cash requirements and capital expenditures for the foreseeable future. We expect to fund further expansion and long-term growth primarily with cash flows from operations, borrowings under the Credit Agreement and possible future sales of additional equity or debt securities.

Risk Factors that Could Cause Results to Vary

Risk Factors Relating to Separating Our Company from Pitney Bowes

We have a limited history operating as an independent entity and may be unable to make the changes necessary to operate successfully as a stand-alone entity, or may incur greater costs as a stand-alone entity that may cause our profitability to decline.

Prior to the Distribution, our business was operated by Pitney Bowes as a division of its broader corporate organization, rather than as a separate stand-alone entity. Pitney Bowes assisted us by providing corporate functions such as legal, tax and information technology functions. Following the Distribution, Pitney Bowes has no obligation to provide assistance to us other than certain interim and transitional services to be provided by Pitney Bowes. Because our business had not previously been operated as a stand-alone entity, there can be no assurance that we will be able to successfully implement the changes necessary to operate independently or will not incur additional costs

as a result of operating independently. We are implementing an ERP system intended to replace the information technology ("IT") services provided by Pitney Bowes under the transition services agreement. Due to unanticipated delays in implementation of Phase II of the ERP system, we and Pitney Bowes have agreed to an extension until June 30, 2003 or, upon our request, December 31, 2003, of the transition services agreement as it relates to IT services. In January 2003, we received a favorable ruling from the Internal Revenue Service indicating that the extension of the transition services agreement as it relates to IT services, through December 2003, will not affect the tax-free nature of the Spin-off. Any failure to implement the critical ERP applications appropriately by the given extension date would have a material adverse affect on our financial position, results of operations and cash flows.

Pitney Bowes has been and is expected to continue to be a significant customer. In 2002 and 2001, revenues from Pitney Bowes, exclusive of equipment sales to PBCC for lease to the end user, accounted for approximately 9% and 4%, respectively, of our total revenue. However, no assurance can be given that Pitney Bowes will continue to purchase our products and services.

In connection with the Distribution, Imagistics and Pitney Bowes entered into a non-exclusive intellectual property agreement that allows us to operate under the "Pitney Bowes" brand name for a term of up to two years after the Distribution. However, this agreement may be terminated if we or Pitney Bowes elect to terminate the non-competition obligations contained in the distribution agreement. In 2002, we began introducing new products under the "Imagistics" brand name and we initiated a major brand awareness advertising campaign to establish our new brand name. Brand name recognition is an important part of our overall business strategy and we cannot assure you that customers will maintain the same level of interest in our products when we can no longer use the Pitney Bowes brand name.

Risk Factors Relating to Our Business

The document imaging and management industry is undergoing an evolution in product offerings, moving toward the use of digital and color technology in a multifunctional office environment. Our continued success will depend to a great extent on our ability to respond to this rapidly changing environment by developing new options and document imaging solutions for our customers. The proliferation of e-mail, multifunctional products and other technologies in the workplace may lead to a reduction in the use of traditional copiers and fax machines. We cannot anticipate whether other technological advancements will substantially minimize the need for our products in the future.

Many of our rental customers have contract provisions allowing for technology and product upgrades during the term of their contract. If we have priced these upgrades improperly, this may have an adverse effect on our profitability and future business. If many of our customers exercise their contractual rights to upgrade to digital equipment, we may experience returns of a large number of analog machines and a subsequent loss of book value on these machines.

The document imaging solutions industry is very competitive; we may be unable to compete favorably, causing us to lose sales to our competitors. Our future success depends, in part, on our ability to deliver enhanced products, service packages and business processes such as e-commerce capabilities, while also offering competitive price levels.

We rely on outside suppliers to manufacture the products that we distribute, many of whom are located in the Far East. In addition, one manufacturer supplies a significant portion of our new copier and multifunctional equipment. If this manufacturer discontinues its products or is unable to deliver us products in the future or if political changes, economic disruptions or natural disasters occur where its production facilities are located, we will be forced to identify an alternative supplier or suppliers for the affected product. Although we are confident that we can identify alternate sources of supply, we may not be successful in doing so. Even if we are successful, the replacement product may be more expensive or may lack certain features of the discontinued product and we will experience some delay in obtaining the product. Other events that disrupt the shipment to or receipt of ocean freight at U.S. ports, such as labor unrest, war or terrorist activity could delay, prevent or add substantial cost to the Company's receipt of such products. Any of these events would cause disruption to our customers and could have an adverse effect on our business.

Inflation

Inflation, although moderate in recent years, continues to affect worldwide economies and the ways companies operate. Although the cost of copier, facsimile and multifunctional equipment has been declining for the last two years, inflation increases labor costs and operating

expenses and may, in the future, raise costs associated with replacement of fixed assets such as rental equipment. In addition to inflation pressures, industry-wide pricing pressures have negatively impacted our profit margins. Despite these growing costs and industry-wide pricing pressures, we have generally been able to partially offset declining profit margins through productivity and efficiency improvements and control of operating expense levels.

Foreign Currency

Much of our international business is transacted in local currency. Approximately 21% and 68% of our total product purchases, based on costs, were denominated in yen in 2002 and 2001. Our margins were negatively impacted in 2002 because the strong Japanese yen resulted in higher product costs on yen denominated purchases from our Japanese vendors. Our margins were positively impacted in 2001 as the weak Japanese yen resulted in lower product costs on yen denominated purchases from our Japanese vendors. In 2002, the value of the yen increased approximately 8% against the U.S. dollar while in 2001, the value of the yen declined approximately 12% against the U.S. dollar. We do not currently utilize any form of derivative financial instruments to manage our exchange rate risk. We manage our foreign exchange risk by attempting to pass through to our customers any cost increases related to foreign currency exchange. However, no assurance can be given that we will be successful in passing cost increases through to our customers in the future.

Legal Matters

In connection with the Distribution, we agreed to assume all liabilities associated with our business, and to indemnify Pitney Bowes for all claims relating to our business. In the normal course of business, Pitney Bowes has been party to occasional lawsuits relating to our business. These may involve litigation by or against Pitney Bowes or Imagistics relating to, among other things, contractual rights under vendor, insurance or other contracts, intellectual property or patent rights, equipment, service or payment disputes with customers and disputes with employees.

On October 4, 2002, Imagetec L.P., ("Imagetec"), a dealer of copiers, printers and fax machines located in McHenry, Illinois, filed suit against us in the United States District Court, Northern District of Illinois for unfair competition under the Lanham Act and Illinois common law. The suit alleges that our trademark is confusingly similar with Imagetec's federally registered trademarks and creates a likelihood of confusion with Imagetec's marks. The suit seeks injunctive relief and monetary damages in an unspecified amount, including treble damages for alleged willful and deliberate conduct. We believe that the plaintiff's complaint is without merit and we intend to defend the lawsuit vigorously.

In connection with the Distribution, liabilities were transferred to us for matters where Pitney Bowes was a plaintiff or a defendant in lawsuits, relating to our business or products. We have not recorded liabilities for loss contingencies since the ultimate resolutions of the legal matters cannot be determined and a minimum cost or amount of loss cannot be reasonably estimated. In our opinion, none of these proceedings, individually or in the aggregate, should have a material adverse effect on our consolidated financial position, results of operations or cash flows.

Environmental Matters

We are subject to Federal, state and local laws intended to protect the environment. We believe that, as a general matter, our policies, practices and procedures are properly designed to reasonably prevent the risk of environmental damage and financial liability to the Company.

Recent Accounting Pronouncements

In August 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 143, "Accounting for Asset Retirement Obligations." SFAS No. 143 is effective for financial statements of both interim and annual periods ending after June 15, 2002 and requires the recognition of an asset retirement obligation when an entity incurs a legal obligation associated with the retirement of a tangible long-lived asset and the amount of the liability can be reasonably estimated. We adopted SFAS No. 143 in 2002. The adoption of SFAS No. 143 did not have a material impact on our financial position, results of operations or cash flows.

In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 supercedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed Of" and establishes accounting and reporting standards for long-lived assets, excluding goodwill, to be used, held for sale or disposed of other than by sale. SFAS No. 144 is effective for financial statements of both interim and annual periods ending after December 15, 2002 and requires an entity to recognize an impairment loss in an amount equal to the difference

between the carrying amount of the long-lived asset and its fair value if the carrying amount of the asset is not recoverable from undiscounted cash flows. We adopted SFAS No. 144 effective January 1, 2002. The adoption of SFAS No. 144 did not have a material impact on our financial position, results of operations or cash flows.

In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections." SFAS No. 145 updates, clarifies and simplifies existing accounting pronouncements. As a result of rescinding SFAS No. 4 and SFAS No. 64, the criteria in Accounting Principles Board Opinion ("APB") No. 30 will be used to classify gains and losses from extinguishment of debt. The provisions of SFAS No. 145 related to the rescission of SFAS No. 4 are effective for fiscal years ending after May 15, 2002. The provisions of SFAS No. 145 related to SFAS No. 13 are effective for transactions occurring after May 15, 2002 and all other provisions of SFAS No. 145 are effective for financial statements of both interim and annual periods ending after May 15, 2002. We adopted the required provisions of SFAS No. 145 in 2002. The adoption of the required provisions of SFAS No. 145 did not have a material impact on our financial position, results of operations or cash flows. The implementation of all other provisions of SFAS No. 145 is not expected to have a material impact on our financial position, results of operations or cash flows.

In September 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS No. 146 is effective for exit and disposal activities initiated after December 31, 2002 and provides guidance on the recognition and measurement of liabilities associated with disposal activities. We adopted SFAS No. 146 on January 1, 2003. The adoption of SFAS No. 146 did not have a material impact on our financial position, results of operations or cash flows.

In November 2002, the FASB Emerging Issues Task Force reached a consensus on issue No. 00-21 "Accounting for Revenue Arrangements with Multiple Deliverables" ("EITF 00-21"). EITF 00-21 applies to certain contractually binding arrangements under which a company performs multiple revenue generating activities and requires that all companies account for each element within an arrangement with multiple deliverables as separate units of accounting if (a) the delivered item has value on a stand-alone basis, (b) there is objective and reliable evidence of fair value and (c) the amount of the total arrangement consideration is fixed. EITF 00-21 is effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. We are evaluating the provisions of EITF 00-21 and whether its implementation will have a material impact on our financial position, results of operations or cash flows.

In November 2002, the FASB approved FASB Interpretation ("FIN") No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." FIN No. 45 elaborates on the existing disclosure requirements for certain guarantees and clarifies that at the time a company issues a guarantee, a liability must be recognized for the fair value of the obligations assumed under that guarantee. In addition, certain disclosures are required in interim and annual financial statements. FIN No. 45 is effective on a prospective basis for guarantees issued after December 31, 2002. The disclosure requirements are effective for financial statements of both interim and annual periods ending after December 15, 2002. We adopted the disclosure provisions of FIN No. 45 as of December 31, 2002. The adoption of the disclosure provisions of FIN No. 45 did not have a material impact on our financial position, results of operations or cash flows. The adoption of the liability recognition provisions of FIN No. 45 are not expected to have a material impact on our financial position, results of operations or cash flows.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure." SFAS No. 148 amends SFAS No. 123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition for companies that voluntarily change to the fair value based method of accounting for stock-based employee compensation. SFAS No. 148 also amends the disclosure provisions of SFAS No. 123 and APB No. 28, "Interim Financial Reporting," to require disclosure in the summary of significant accounting policies of the effects of an entity's accounting policy with respect to stock-based employee compensation on reported net income and earnings per share in annual and interim financial statements. The disclosure provisions of SFAS No. 148 are effective for both interim and annual periods ending after December 15, 2002. We adopted the disclosure provisions of SFAS No. 148 as of December 31, 2002. The adoption of the disclosure provisions of SFAS No. 148 did not have a material impact on our financial position, results of operations or cash flows.

Report of Management

Management is responsible for preparing the Company's consolidated financial statements and the other information contained in this annual report. The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Management is responsible for the integrity and objectivity of the consolidated financial statements, including the estimates and judgments made in the preparation and presentation of the consolidated financial statements. Management believes that these estimates and judgments are reasonable under the current circumstances.

Management is responsible for maintaining a system of accounting policies, practices and internal accounting controls that are designed to provide reasonable assurance, at appropriate cost, that the Company's assets are adequately safeguarded and that transactions are executed in accordance with management's authorization and are properly recorded in the consolidated financial statements. Management is also responsible for maintaining a system of disclosure controls designed to provide reasonable assurance, at appropriate cost, that the information reported by the Company is accurate and complete.

The Board of Directors has an Audit Committee comprised entirely of qualified individuals who are not employees of the Company. The Audit Committee recommends the selection of the independent accountants who are then appointed by the Board of Directors and ratified by the stockholders. The Audit Committee meets regularly with management and the independent accountants to review accounting, internal control, and auditing and financial reporting matters.

The Board of Directors also has an Executive Compensation and Development Committee and a Governance Committee. These committees are comprised solely of individuals who are not employees of the Company. The Executive Compensation and Development Committee, among other things, oversees executive compensation policies and programs, including incentive compensation and stock plans. The Governance Committee, among other things, reviews and evaluates the effectiveness of the Company's governance and administration.



Marc C. Breslawsky
Chairman and Chief Executive Officer



Joseph D. Skrzypczak
Chief Financial Officer

REPORT OF INDEPENDENT ACCOUNTANTS
IMAGISTICS INTERNATIONAL INC.

To the Stockholders and Board of Directors of Imagistics International Inc.

In our opinion, the accompanying consolidated balance sheets and related consolidated statements of operations, of changes in stockholders' equity and comprehensive income (loss) and of cash flows present fairly, in all material respects, the financial position of Imagistics International Inc. and its subsidiary (the "Company") at December 31, 2002 and 2001, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 3 to the consolidated financial statements, the Company adopted Financial Accounting Standards Board Statement No. 142, "Goodwill and Other Intangible Assets."



PricewaterhouseCoopers LLP
Stamford, Connecticut
February 4, 2003, except for Note 16,
as to which the date is March 5, 2003.

Consolidated Statements of Operations

(dollars in thousands, except per share amounts)	Years ended December 31,		
	2002	2001	2000
Revenue:			
Sales	**$ 316,328**	$ 310,258	$ 326,046
Rentals	**229,677**	233,180	227,790
Support services	**83,925**	82,638	88,922
Total revenue	**629,930**	626,076	642,758
Cost of sales	**198,437**	197,300	184,265
Cost of rentals	**84,114**	92,191	88,506
Selling, service and administrative expenses	**311,924**	305,799	252,799
Operating income	**35,455**	30,786	117,188
Interest expense	**8,106**	9,825	11,281
Income before income taxes	**27,349**	20,961	105,907
Provision for income taxes	**10,906**	8,402	41,903
Net income	**$ 16,443**	$ 12,559	$ 64,004
Earnings per share:			
Basic	**$ 0.88**	$ 0.65	$ 3.29
Diluted	**$ 0.86**	$ 0.65	$ 3.29
Shares used in computing earnings per share:			
Basic	**18,631,895**	19,463,007	19,463,007
Diluted	**19,134,158**	19,479,899	19,479,121

See Notes to Consolidated Financial Statements

Consolidated Balance Sheets

(dollars in thousands, except per share amount)

	December 31,	
	2002	2001
Assets		
Current assets:		
Cash	**$ 31,325**	$ 18,844
Accounts receivable, less allowances of $5,792 and $6,188 at December 31, 2002 and 2001, respectively	**84,142**	105,913
Accrued billings	**26,125**	25,144
Inventories	**106,002**	124,005
Current deferred taxes on income	**20,518**	14,825
Other current assets and prepaid expenses	**5,173**	3,975
Total current assets	**273,285**	292,706
Property, plant and equipment, net	**43,812**	30,814
Rental equipment, net	**88,433**	113,924
Goodwill, net of amortization of $4,855	**52,600**	52,600
Other assets	**6,776**	7,632
Total assets	**$ 464,906**	$ 497,676
Liabilities and Equity		
Current liabilities:		
Current portion of long-term debt	**$ 749**	$ 1,000
Accounts payable and accrued liabilities	**77,590**	54,770
Advance billings	**27,243**	29,376
Total current liabilities	**105,582**	85,146
Long-term debt	**73,399**	116,000
Deferred taxes on income	**15,320**	9,161
Other liabilities	**6,358**	1,930
Total liabilities	**200,659**	212,237
Commitments and contingencies (see Note 10)	**-**	-
Stockholders' equity:		
Preferred stock ($1.00 par value; 10,000,000 shares authorized, none issued)	**-**	-
Common stock ($0.01 par value, 150,000,000 shares authorized, 19,813,517 and 19,463,007 issued at December 31, 2002 and 2001, respectively)	**198**	195
Additional paid in capital	**294,370**	289,517
Retained earnings (deficit)	**14,522**	(1,921)
Treasury stock, at cost (1,936,760 shares and none at December 31, 2002 and 2001, respectively)	**(36,549)**	-
Unearned compensation	**(3,217)**	-
Accumulated other comprehensive loss	**(5,077)**	(2,352)
Total stockholders' equity	**264,247**	285,439
Total liabilities and stockholders' equity	**$ 464,906**	$ 497,676

See Notes to Consolidated Financial Statements

Consolidated Statements of Changes in Stockholders' Equity and Comprehensive Income (Loss)

(dollars in thousands)

	Common Stock		Additional paid in capital	Retained earnings (deficit)	Treasury Stock		Unearned compensation	Owner's net investment	Comprehensive income	Accumulated other comprehensive (loss)
	Shares	Par value			Shares	Cost				
Balance at January 1, 2000								**$299,033**	**$ -**	**$ (59)**
Net income								64,004	$ 64,004	
Net advances to Pitney Bowes								(50,286)		
Translation adjustment									(2,664)	(2,664)
Balance at December 31, 2000								**312,751**	**$ 61,340**	**(2,723)**
Net income				(1,921)				14,480	$ 12,559	
Net advances to Pitney Bowes								(37,519)		
Translation adjustment									70	70
Unrealized gain on cash flow hedges									301	301
Recapitalization upon Distribution	19,463,007	195	289,517					(289,712)		
Balance at December 31, 2001	**19,463,007**	**195**	**289,517**	**(1,921)**				**-**	**$ 12,930**	**(2,352)**
Net income				16,443					$ 16,443	
Translation adjustment									1,285	1,285
Unrealized loss on cash flow hedges									(4,010)	(4,010)
Issuance of stock under restricted stock plans	347,000	3	4,823				(4,826)			
Exercise of stock options	3,510		30							
Purchase of treasury stock					1,936,760	(36,549)				
Amortization of unearned compensation							1,609			
Balance at December 31, 2002	**19,813,517**	**$ 198**	**$294,370**	**$ 14,522**	**1,936,760**	**$ (36,549)**	**$(3,217)**	**$ -**	**$ 13,718**	**$(5,077)**

See Notes to Consolidated Financial Statements

Consolidated Statements of Cash Flows

(dollars in thousands)	Year ended December 31,		
	2002	2001	2000
Cash flows from operating activities:			
Net income	**$ 16,443**	$ 12,559	$ 64,004
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	**81,593**	82,725	73,755
Provision for bad debt	**4,886**	12,089	3,801
Provision for inventory obsolescence	**15,153**	20,956	3,384
Deferred taxes on income	**467**	3,216	(130)
Change in assets and liabilities, net of acquisitions:			
Accounts receivable	**16,886**	(2,818)	6,534
Accrued billings	**(981)**	(3,335)	(2,004)
Inventories	**2,850**	5,074	(29,387)
Other current assets and prepaid expenses	**(1,198)**	(2,186)	4,622
Accounts payable and accrued liabilities	**22,819**	24,946	15,143
Advance billings	**(2,133)**	(404)	(88)
Other, net	**1,666**	(5,009)	(1,845)
Net cash provided by operating activities	**158,451**	147,813	137,789
Cash flows from investing activities:			
Expenditures for rental equipment assets	**(48,062)**	(65,936)	(81,938)
Expenditures for property, plant and equipment	**(18,537)**	(18,411)	(1,677)
Other investing activities	**–**	(676)	(11,657)
Net cash used in investing activities	**(66,599)**	(85,023)	(95,272)
Cash flows from financing activities:			
Due to Pitney Bowes	**–**	(122,182)	6,716
Advances to Pitney Bowes	**–**	(37,519)	(50,286)
Exercise of stock options	**30**	–	–
Purchase of treasury stock	**(36,549)**	–	–
(Repayments) borrowings under term loan	**(25,852)**	100,000	–
Net (repayments) borrowings under revolving credit facility	**(17,000)**	17,000	–
Payments of financing fees	**–**	(4,345)	–
Net cash used in financing activities	**(79,371)**	(47,046)	(43,570)
Increase (decrease) in cash	**12,481**	15,744	(1,053)
Cash at beginning of period	**18,844**	3,100	4,153
Cash at end of period	**$ 31,325**	$ 18,844	$ 3,100

See Notes to Consolidated Financial Statements

(dollars in thousands, except as otherwise indicated)

Note 1

BACKGROUND AND BASIS OF PRESENTATION

Background

Imagistics International Inc. (the "Company" or "Imagistics") is a large independent direct sales, service and marketing organization offering document imaging solutions, including copiers, facsimile machines and multifunctional products, primarily to large corporate and government customers, as well as to mid-size and regional businesses. In addition, the Company offers specialized document imaging options including digital, analog, color and/or networked products and systems.

On December 11, 2000, the board of directors of Pitney Bowes Inc. ("Pitney Bowes") initiated a plan to spin-off substantially all of its office systems businesses to its stockholders as an independent publicly traded company. On December 3, 2001, Imagistics was spun off from Pitney Bowes pursuant to a contribution by Pitney Bowes of substantially all of its office systems businesses to the Company and a distribution of the stock of the Company to stockholders of Pitney Bowes based on a distribution ratio of 1 share of Imagistics stock for every 12.5 shares of Pitney Bowes stock held at the close of business on November 19, 2001 (the "Distribution").

The Company was incorporated in Delaware on February 28, 2001 as Pitney Bowes Office Systems, Inc., a wholly owned subsidiary of Pitney Bowes. On that date, 100 shares of the Company's common stock, par value $.01 per share, were authorized, issued and outstanding. On October 12, 2001, the Company changed its name to Imagistics International Inc. At the Distribution, the Company's authorized capital stock consisted of 10,000,000 shares of preferred stock, par value $1.00 per share and 150,000,000 shares of common stock, par value $.01 per share. The Company issued 19,463,007 shares of common stock in connection with the Distribution described above.

Pitney Bowes has received tax rulings from the Internal Revenue Service stating that, subject to certain representations, the Distribution qualifies as tax-free to Pitney Bowes and its stockholders for United States federal income tax purposes.

Basis of presentation

The consolidated financial statements as of and for the year ended December 31, 2002 depict Imagistics' results as a stand-alone company. The consolidated financial statements as of and for the years ended December 31, 2001 and 2000 include certain historical assets, liabilities and related operations of the United States and United Kingdom office systems business, which were contributed to the Company from Pitney Bowes prior to the Distribution. Accordingly, the consolidated financial statements prior to December 3, 2001 were derived from the financial statements and accounting records of Pitney Bowes using the historical results of operations and historical basis of assets and liabilities of the United States and United Kingdom office systems businesses. Prior to the formation of the Company, the office systems business was operated as a division of Pitney Bowes, and, as such, Pitney Bowes' investment in the Company is shown in lieu of stockholders' equity in the consolidated financial statements for 2000. The Company began accumulating retained earnings on December 3, 2001, the date of the Distribution. Management believes the assumptions underlying the consolidated financial statements for the years ended December 31, 2001 and 2000 are reasonable. However, the consolidated financial statements included herein may not necessarily reflect the Company's financial position, results of operations and cash flows in the future or what its financial position, results of operations and cash flows would have been prior to the Distribution had the Company operated as a stand-alone entity during those periods.

The consolidated financial statements of the Company for the period through the Distribution and for 2000 include allocations of certain Pitney Bowes' corporate expenses. Corporate expense allocations have been primarily charged based on the ratio of the Company's costs and expenses to Pitney Bowes' costs and expenses. The Company's allocated expenses primarily include administrative expenses such as accounting services, real estate costs, customer service support in remote geographic areas and information technology and amounted to $24.8 million for the period from January 1, 2001 through the Distribution and $26.3 million in 2000. The Company's management believes the amount of these services were a reasonable representation of the services provided or benefits received by the Company.

Prior to the Distribution, the Company participated in Pitney Bowes' centralized cash management program, which was used to finance the Company's operations. Cash deposits from the Company were transferred to Pitney Bowes on a regular basis and were netted against the due to Pitney Bowes account. As a result, none of Pitney Bowes' cash, cash equivalents or debt at the corporate level had been allocated to the Company in the consolidated financial statements for periods prior to the Distribution. Cash in the consolidated financial statements during these periods

represents amounts held locally by the Company's operations in remote geographic areas and funds unavailable for transfer to Pitney Bowes.

The Company's consolidated financial statements for the period through the Distribution and for 2000 included interest expense allocated to the Company based on a relationship between the Company's net assets and Pitney Bowes' net assets. Interest expense allocated from Pitney Bowes totaled $8.5 million for the period from January 1, 2001 through the Distribution and $11.3 million in 2000. The weighted average interest rate was 6.70% for the period from January 1, 2001 through the Distribution and 6.87% in 2000. The Company believes these were reasonable estimates of the cost of financing the Company's assets and operations in the past. However, the net asset balances used to calculate interest expense and the interest rates associated with obligations to Pitney Bowes are not necessarily representative of the levels the Company experiences as a stand-alone entity.

Note 2

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of consolidation

The consolidated financial statements include the accounts of the United States and United Kingdom operations of the Company. All significant transactions between the United States and the United Kingdom have been eliminated. Transactions between the Company and Pitney Bowes are included in these consolidated financial statements and not eliminated.

Use of estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates include assessing the allocation of costs from Pitney Bowes, the collectibility of accounts receivable, the use and recoverability of inventory, the useful lives of tangible assets, the realization of deferred taxes and an evaluation of the potential impairment, if any, of goodwill, among others. The markets for the Company's products are characterized by intense competition, rapid technological development and pricing pressures, all of which could affect the future realizability of the Company's assets. Estimates and assumptions are reviewed periodically and the effects of revisions are reflected in the consolidated financial statements in the period they are determined to be necessary. Actual results could differ from those estimates.

Revenue recognition

Revenue on equipment and supplies sales is recognized when contractual obligations have been satisfied, title and risk of loss have been transferred to the customer and collection of the resulting receivable is reasonably assured. For copier equipment, the satisfaction of contractual obligations and the passing of title and risk of loss to the customer occur upon the installation of the copier equipment at the customer location. For facsimile equipment and facsimile supplies, the satisfaction of contractual obligations and the passing of title and risk of loss to the customer occur upon the delivery of the facsimile equipment and the facsimile supplies to the customer location. The Company records a provision for estimated sales returns and other allowances based upon historical experience.

Rental contracts, which often include supplies, are generally for an initial term of three years with automatic renewals unless the Company receives prior notice of cancellation. Under the terms of rental contracts, customers are billed either a flat periodic charge or a usage-based fee. Revenues related to these contracts are recognized each month as earned, either using the straight-line method or based upon usage, as applicable.

Support services contracts, which often include supplies, are generally for an initial term of one year with automatic renewals unless the Company receives prior notice of cancellation. Under the terms of support services contracts, customers are billed either a flat periodic charge or a usage-based fee. Revenues related to these contracts are recognized each month as earned, either using the straight-line method or based upon usage, as applicable.

Certain rental and support services contracts provide for invoicing in advance, generally quarterly. Revenue on contracts billed in advance is deferred and recognized as earned revenue over the billed period. Certain rental and support services contracts provide for invoicing in arrears, generally quarterly. Revenue on contracts billed in arrears is accrued and recognized in the period in which it is earned.

The Company enters into arrangements that include multiple deliverables, which typically consist of the sale of equipment with a support services contract. The Company accounts for each element within an arrangement with multiple deliverables as separate units of accounting. The arrangement consideration is allocated to each unit of accounting based on the residual method, which requires

the allocation of consideration based on the fair value of the undelivered items. Fair value of support services is primarily determined by reference to renewal pricing.

Shipping and handling fees and costs

The Company records shipping and handling costs as part of cost of sales, as these costs are generally absorbed by the Company. Any amounts billed to a customer for reimbursement of shipping and handling are included in revenue.

Costs and expenses

Inbound freight charges are included in inventory. When the inventory is sold, the cost of the inventory, including the inbound freight charges, is relieved and charged to cost of sales. When the inventory is rented, the cost of the inventory, including the inbound freight charges, is relieved and transferred to the rental equipment asset account. The cost of the rental equipment asset is then depreciated over the estimated useful life of the equipment. The depreciation of rental equipment assets is included in cost of rentals.

Purchasing and receiving costs, inspection costs, warehousing costs and other distribution costs are included in selling, service and administration costs because no meaningful allocation of these expenses to cost of sales or cost of rentals is practicable. These costs amounted to $16.3 million, $15.9 million and $14.9 million for the years ended December 31, 2002, 2001 and 2000, respectively.

Cash and cash equivalents

The Company considers all highly liquid investments with maturities of three months or less at the time of purchase to be cash equivalents.

Accounts receivable

Accounts receivable are stated at net realizable value by recording allowances for those accounts receivable amounts that the Company believes are uncollectible. The Company's estimate of losses is based on prior collection experience including evaluating the credit worthiness of each of its customers, analyzing historical bad debt write-offs and reviewing the aging of the receivables. The allowance for doubtful accounts includes amounts for specific accounts that the Company believes are uncollectible, as well as amounts that have been computed by applying certain percentages based on historic loss trends, to certain accounts receivable aging categories.

Inventory valuation

Inventories are valued at the lower of cost or market. Cost is determined on the first-in, first-out ("FIFO") method for inventory valuation. Provisions, when required, are made to reduce excess and obsolete inventories to the estimated net realizable values. Inventory provisions are calculated using management's best estimates of inventory value based on the age of the inventory, quantities on hand compared with historical and projected usage and current and anticipated demand. As further described in Note 4, the Company changed its method of accounting for the cost of inventory from the last-in, first-out ("LIFO") method to the FIFO method in 2001.

Fixed assets and depreciation

Property, plant and equipment are stated at cost and depreciated principally using the straight-line method over appropriate periods, buildings at fifty years, machinery and equipment principally three to fifteen years and computers principally three to seven years. Major improvements that add to productive capacity or extend the life of an asset are capitalized while repairs and maintenance are charged to expense as incurred. Rental equipment is comprised of equipment on rent to customers and is depreciated using the straight-line method over the estimated useful life of the equipment. Copier equipment is depreciated over three years and facsimile equipment is depreciated over five years.

Capitalized computer software costs

The Company capitalizes certain costs of internally developed software. Internal capitalized costs include purchased materials and services and payroll and payroll related costs. Costs for general and administrative, overhead, maintenance and training, as well as the cost of software that does not add functionality to the existing system, are expensed as incurred. The capitalized cost of internally developed software is amortized on a straight-line basis over appropriate periods, principally three to seven years. The unamortized balance of internally developed software is included in fixed assets in the consolidated balance sheets.

Goodwill

Effective January 1, 2002, the Company accounts for goodwill in accordance with Statement of Financial Accounting Standards ("SFAS") No. 142 "Goodwill and Other Intangible Assets," which requires that goodwill and certain other intangible assets having indefinite lives no longer be amortized to earnings, but instead be tested for impairment annually as well as on an interim basis if events or changes in circumstances indicate that goodwill might be impaired. Effective October 1, 2002, the Company performed its annual test for impairment using the discounted cash flow valuation method. There was no impairment to the value of the Company's recorded goodwill for the year ended December 31, 2002.

Impairment of long-lived assets

The carrying value of long-lived assets, including property and equipment, rental equipment, and capitalized computer software costs, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be fully recoverable. If such a change in circumstances occurs, the related estimated future undiscounted cash flows expected to result from the use of the asset and its eventual disposition are compared to the carrying amount. If the sum of the expected cash flows is less than the carrying amount, the Company would record an impairment loss. The impairment loss would be measured as the amount by which the carrying amount exceeds the fair value of the asset. There was no impairment of long-lived assets recorded for the years ended December 31, 2002, 2001 and 2000.

Income taxes

Income taxes are accounted for under the asset and liability method. Under this method, deferred tax assets and liabilities are recognized based on the estimated future tax consequences of differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the periods the temporary differences are expected to be settled. A valuation allowance is established, as needed, to reduce net deferred tax assets to realizable value. A valuation allowance has not been established for the Company's deferred tax assets as the Company believes it is more likely than not, they will be realized. Prior to the Distribution, the Company's operations were included in Pitney Bowes' consolidated income tax returns and income taxes were calculated as if the Company filed separate income tax returns.

Research and development

Research and development costs, which are expensed as incurred, consist mainly of salaries and consulting expenditures relating to customized solutions for document imaging products. Research and development costs, which are included in selling, service and administrative expenses in the consolidated statements of income, were approximately $0.4 million in each of the years ended December 31, 2002, 2001 and 2000.

Foreign exchange

Assets and liabilities of the Company's United Kingdom operations are translated at rates in effect at the end of the period, and revenues and expenses are translated at average rates during the period. Deferred translation gains and losses are included in accumulated other comprehensive income (loss) in stockholders' equity. Gains and losses resulting from foreign currency transactions (transactions denominated in a currency other than the entity's functional currency) are included in the consolidated statements of operations.

Reclassifications

Certain previously reported amounts have been reclassified to conform to the current year presentation.

Financial instruments

The Company places temporary cash in overnight investments with two major international financial institutions. The Company uses interest rate swap agreements to manage and reduce risk related to interest payments on its debt instruments. The Company recognizes all derivative financial instruments as assets and liabilities and measures them at fair value. All derivative financial instruments are designated and qualify as cash flow hedges and, accordingly, the effective portions of changes in fair value of the derivative financial instruments are recorded in other comprehensive income and are recognized in the statement of operations when the hedged item affects earnings. Ineffective portions of changes in the fair value of cash flow hedges are recognized currently in earnings.

The Company monitors the creditworthiness of its financial institutions, including depositories and counterparties to interest rate swap agreements, on a periodic basis.

Comprehensive income (loss)

Comprehensive income (loss) is recorded directly to a separate section of stockholders' equity and includes unrealized gains and losses excluded from the consolidated statement of operations. These unrealized gains and losses consist of foreign currency translation adjustments and unrealized gains and losses on cash flow hedges.

Stock-based employee compensation

The Company accounts for its stock-based employee compensation plans under the recognition and measurement provisions of Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees", and related interpretations. The Company recognizes stock-based compensation expense on its restricted stock over the vesting period. The Company does not recognize stock-based compensation expense in its reported results as all options granted, other than adjustment options, had an exercise price equal to the market value of the underlying common stock on the date of grant.

The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value

recognition provisions of SFAS No. 123 to stock-based employee compensation:

	Year ended December 31,		
	2002	2001	2000
Net income, as reported	**$ 16,443**	$ 12,559	$ 64,004
Compensation expense based on the fair value method, net of related tax effects	**1,789**	3,524	3,415
Pro forma net income	**$ 14,654**	$ 9,035	$ 60,589
Basic earnings per share:			
As reported	**$ 0.88**	$ 0.65	$ 3.29
Pro forma	**$ 0.79**	$ 0.46	$ 3.11
Diluted earnings per share:			
As reported	**$ 0.86**	$ 0.65	$ 3.29
Pro forma	**$ 0.77**	$ 0.46	$ 3.11

Recent accounting pronouncements

In August 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 143, "Accounting for Asset Retirement Obligations." SFAS No. 143 is effective for financial statements of both interim and annual periods ending after June 15, 2002 and requires the recognition of an asset retirement obligation when an entity incurs a legal obligation associated with the retirement of a tangible long-lived asset and the amount of the liability can be reasonably estimated. The Company adopted SFAS No. 143 in 2002. The adoption of SFAS No. 143 did not have a material impact on the Company's financial position, results of operations or cash flows.

In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 supercedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed Of" and establishes accounting and reporting standards for long-lived assets, excluding goodwill, to be used, held for sale or disposed of other than by sale. SFAS No. 144 is effective for financial statements of both interim and annual periods ending after December 15, 2002 and requires an entity to recognize an impairment loss in an amount equal to the difference between the carrying amount of the long-lived asset and its fair value if the carrying amount of the asset is not recoverable from undiscounted cash flows. The Company adopted SFAS No. 144 effective January 1, 2002. The adoption of SFAS No. 144 did not have a material impact on the Company's financial position, results of operations or cash flows.

In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections." SFAS No. 145 updates, clarifies and simplifies existing accounting pronouncements. As a result of rescinding SFAS No. 4 and SFAS No. 64, the criteria in APB No. 30 will be used to classify gains and losses from extinguishment of debt. The provisions of this statement related to the rescission of SFAS No. 4 are effective for fiscal years ending after May 15, 2002. The provisions of SFAS No. 145 related to SFAS No. 13 are effective for transactions occurring after May 15, 2002 and all other provisions of SFAS No. 145 are effective for financial statements of both interim and annual periods ending after May 15, 2002. The Company adopted the required provisions of SFAS No. 145 in 2002. The adoption of the required provisions of SFAS No. 145 did not have a material impact on the Company's financial position, results of operations or cash flows. The implementation of all other provisions of SFAS No. 145 are not expected to have a material impact on the Company's financial position, results of operations or cash flows.

In September 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS No. 146 is effective for exit and disposal activities that are initiated after December 31, 2002 and provides guidance on the recognition and measurement of liabilities associated with disposal activities. The Company adopted SFAS No. 146 on January 1, 2003. The adoption of SFAS No. 146 did not have a material impact on the Company's financial position, results of operations or cash flows.

In November 2002, the FASB Emerging Issues Task Force ("EITF") reached a consensus on issue No. 00-21 "Accounting for Revenue Arrangements with Multiple Deliverables." EITF No. 00-21 applies to certain contractually binding arrangements under which a company performs multiple revenue generating activities and requires that all companies account for each element within an arrangement with multiple deliverables as separate units of accounting if (a) the delivered item has value on a stand-alone basis, (b) there is objective and reliable evidence of fair value and (c) the amount of the total arrangement consideration is fixed. EITF No. 00-21 is effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. The Company is evaluating the provisions of EITF No. 00-21 and whether the implementation of this statement will have a material impact on the Company's financial position, results of operations or cash flows.

In November 2002, the FASB approved FASB Interpretation ("FIN") No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." FIN No. 45 elaborates on the existing disclosure requirements for certain guarantees and

clarifies that at the time a company issues a guarantee, a liability must be recognized for the fair value of the obligations assumed under that guarantee. In addition, certain disclosures are required in interim and annual financial statements. FIN No. 45 is effective on a prospective basis for guarantees issued after December 31, 2002. The disclosure requirements are effective for financial statements of both interim and annual periods ending after December 15, 2002. The Company adopted the disclosure provisions of FIN No. 45 as of December 31, 2002. The adoption of the disclosure provisions of FIN No. 45 did not have a material impact on the Company's financial position, results of operations or cash flows. The adoption of the liability recognition provisions of FIN No. 45 are not expected to have a material impact on the Company's financial position, results of operations or cash flows.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure." SFAS No. 148 amends SFAS No. 123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition for companies that voluntarily change to the fair value based method of accounting for stock-based employee compensation. SFAS No. 148 also amends the disclosure provisions of SFAS No. 123 and APB No. 28, "Interim Financial Reporting," to require disclosure in the summary of significant accounting policies of the effects of an entity's accounting policy with respect to stock-based employee compensation on reported net income and earnings per share in annual and interim financial statements. The disclosure provisions of SFAS No. 148 are effective for both interim and annual periods ending after December 15, 2002. The Company adopted the disclosure provisions of SFAS No. 148 as of December 31, 2002. The adoption of the disclosure provisions of SFAS No. 148 did not have a material impact on the Company's financial position, results of operations or cash flows.

Note 3

GOODWILL AND GOODWILL AMORTIZATION

Effective January 1, 2002, the Company adopted SFAS No. 142. The Company completed its annual review of goodwill for impairment as of October 1, 2002, and, based on that review, has determined that its recorded goodwill was not impaired. Accordingly, for the year ended December 31, 2002, there was no goodwill amortization or impairment. For the year ended December 31, 2001 and 2000, goodwill amortization amounted to $1.4 million and $1.3 million, respectively.

The following table depicts the Company's net income and earnings per share adjusted for the impact of goodwill amortization during the reported periods:

	Year ended December 31,		
	2002	2001	2000
Reported net income	**$ 16,443**	$ 12,559	$ 64,004
Add back: Goodwill amortization	–	1,427	1,321
Adjusted net income	**$ 16,443**	$ 13,986	$ 65,325
Basic earnings per share:			
Reported net income	**$ 0.88**	$ 0.65	$ 3.29
Add back: Goodwill amortization	–	0.07	0.07
Adjusted net income	**$ 0.88**	$ 0.72	$ 3.36
Diluted earnings per share:			
Reported net income	**$ 0.86**	$ 0.65	$ 3.29
Add back: Goodwill amortization	–	0.07	0.07
Adjusted net income	**$ 0.86**	$ 0.72	$ 3.36

The carrying value of goodwill of $52.6 million as of December 31, 2002 is attributable to the United States geographic segment.

Note 4

SUPPLEMENTAL INFORMATION

Inventories

On December 31, 2001, the Company changed its method of accounting for the cost of inventory from the LIFO method to the FIFO method. The Company believes the FIFO method is preferable because it results in a more appropriate inventory valuation in an environment of declining costs, it provides more meaningful financial information to management and stockholders by better matching current costs with current revenues and it facilitates comparison with the Company's competitors who primarily use the FIFO or average cost methods. In accordance with APB No. 20, "Accounting Changes," this change in accounting method has been applied retroactively by restating the prior years financial statements. The effect of the change was to (decrease) increase net income by $(1.6) million and $1.2 million and earnings per share by $(0.07) and $0.06 in 2001 and 2000, respectively.

Inventories consist of the following:

	December 31,	
	2002	2001
Finished products	**$ 77,447**	$ 88,101
Supplies and service parts	**28,555**	35,904
Total inventories	**$ 106,002**	$ 124,005

Fixed assets

	December 31,	
	2002	2001
Land	**$ 1,356**	$ 1,356
Buildings and leasehold improvements	**10,088**	9,515
Machinery and equipment	**21,372**	17,914
Computers and software	**36,483**	21,940
Property, plant and equipment, gross	**69,299**	50,725
Accumulated depreciation and amortization	**(25,487)**	(19,911)
Property, plant and equipment, net	**$ 43,812**	$ 30,814
Rental equipment, gross	**$ 365,793**	$ 378,391
Accumulated depreciation	**(277,360)**	(264,467)
Rental equipment, net	**$ 88,433**	$ 113,924

Depreciation and amortization expense was $81.6 million, $82.7 million and $73.8 million for the years ended December 31, 2002, 2001 and 2000, respectively. Unamortized capitalized software costs totaled $18.8 million and $5.9 million for the years ended December 31, 2002 and 2001, respectively. Amortization expense on account of capitalized software totaled $0.4 million for the year ended December 31, 2002. There was no amortization expense on account of capitalized software for the years ended December 31, 2001 and 2000.

Current liabilities

Accounts payable and accrued liabilities consist of the following:

	December 31,	
	2002	2001
Accounts payable	**$ 21,553**	$ 17,008
Accrued salaries, wages and commissions	**8,631**	6,447
Other non-income taxes payable	**6,973**	7,566
Other accrued liabilities	**40,433**	23,749
Accounts payable and accrued liabilities	**$ 77,590**	$ 54,770

Cash flow information

Cash paid for income taxes was $5.6 million and $9.0 million for the years ended December 31, 2002 and 2001, respectively. Cash paid for interest was $7.8 million and $9.8 million for the years ended December 31, 2002 and 2001, respectively.

Note 5

BUSINESS SEGMENT INFORMATION

Geographic Information

The Company operates in two reportable segments based on geographic area: the United States and the United Kingdom. Revenues are attributed to geographic regions based on where the revenues are derived.

	Year ended December 31,		
	2002	2001	2000
Revenues:			
United States	**$ 608,291**	$ 605,711	$ 620,714
United Kingdom	**21,639**	20,365	22,044
Total revenues	**$ 629,930**	$ 626,076	$ 642,758
Income before income taxes:			
United States	**$ 24,524**	$ 22,740	$ 100,810
United Kingdom	**2,825**	(1,779)	5,097
Total income before income taxes	**$ 27,349**	$ 20,961	$ 105,907

Revenues from external customers were approximately $629.9 million, $503.2 million and $531.2 million for the years ended December 31, 2002, 2001 and 2000, respectively. Revenues from Pitney Bowes, substantially all of which were generated in the United States segment, were approximately $143.6 million, $122.9 million and $111.6 million during the years ended December 31, 2002, 2001 and 2000, respectively. Of the revenues from Pitney Bowes, $84.8 million, $96.8 million and $90.1 million of equipment was sold to Pitney Bowes Credit Corporation ("PBCC") for lease to the end user, $27.8 million, $5.8 million and $3.0 million were for equipment and supplies sold to Pitney Bowes Canada and $31.0 million, $20.3 million and $18.5 million of equipment, supplies and services were sold to other Pitney Bowes subsidiaries for the years ended

December 31, 2002, 2001 and 2000, respectively. For these periods PBCC was the Company's primary lease vendor and the Company expects PBCC to continue as the Company's primary lease vendor in the future. However, if PBCC were to cease being the Company's primary lease vendor, the Company is confident that it could obtain a replacement primary lease vendor with substantially the same lease terms as PBCC. No other single customer or controlled group represents 10% or more of the Company's revenues. In connection with these revenues, the Company recorded $12.2 million and $19.0 million due from Pitney Bowes as accounts receivable in the consolidated balance sheets at December 31, 2002 and 2001, respectively.

	December 31,	
	2002	2001
Identifiable long-lived assets		
United States	**$ 187,310**	$ 199,837
United Kingdom	**4,311**	5,133
Total identifiable long-lived assets	**$ 191,621**	$ 204,970
Total assets		
United States	**$ 440,508**	$ 477,709
United Kingdom	**24,398**	19,967
Total assets	**$ 464,906**	$ 497,676

Identifiable long-lived assets in the United States include goodwill of $52.6 million for the years ended December 31, 2002 and 2001.

Concentrations

Concentrations of credit risk with respect to accounts receivable are limited due to the large number of customers and relatively small account balances within the majority of the Company's customer base, and their dispersion across different businesses. The Company periodically evaluates the financial strength of its customers and believes that its credit risk exposure is limited.

Most of the Company's product purchases are from overseas vendors and a portion are transacted in local currency. In 2002 and 2001, approximately 21% and 68%, respectively, of the Company's total product purchases, based on costs, were from a limited number of Japanese suppliers, a portion of which were denominated in yen. Although the Company currently sources products from a number of manufacturers throughout the world, a significant portion of new copier equipment is currently obtained from one supplier. If this supplier was unable to deliver products for a significant period of time, the Company would be required to find replacement products from an alternative supplier or suppliers, which may not be available on a timely or cost effective basis. The Company's operating results could be adversely affected if a significant supplier is unable to deliver sufficient product.

Note 6

PROVISION FOR INCOME TAXES

The following table presents the U.S. and foreign components of net income before taxes and the provision (benefit) for income taxes:

	Year ended December 31,		
	2002	2001	2000
Income (loss) before income taxes			
U.S.	**$ 24,524**	$ 22,740	$ 100,810
Outside the U.S.	**2,825**	(1,779)	5,097
Total income before income taxes	**$ 27,349**	$ 20,961	$ 105,907
Provision (benefit) for income taxes			
U.S. federal			
Current	**$ 6,838**	$ 3,941	$ 32,646
Deferred	**1,206**	3,542	(79)
Total U.S. federal	**8,044**	7,483	32,567
U.S. state and local			
Current	**2,407**	600	7,818
Deferred	**(399)**	879	(51)
Total U.S. state and local	**2,008**	1,479	7,767
Outside the U.S.			
Current	**1,197**	645	1,569
Deferred	**(343)**	(1,205)	–
Total outside the U.S.	**854**	(560)	1,569
Total current	**10,442**	5,186	42,033
Total deferred	**464**	3,216	(130)
Total provision for income taxes	**$ 10,906**	$ 8,402	$ 41,903

For the period January 1, 2001 through December 2, 2001, the Company was included as a member of the consolidated group in the federal income tax return of its former parent, Pitney Bowes. Payment for taxes due or receivable between the Company and Pitney Bowes for this time period have been made in accordance with the tax separation agreement (see Note 14).

A reconciliation of the U.S. federal statutory rate to the Company's effective tax rate is as follows:

	Year ended December 31,		
	2002	2001	2000
U.S. federal statutory rate	**35.0%**	35.0%	35.0%
State and local income taxes	**4.8%**	4.6%	4.8%
Other, net	**0.1%**	0.5%	(0.2%)
Effective income tax rate	**39.9%**	40.1%	39.6%

The components of deferred tax assets and liabilities as of December 31, 2002 and 2001 are as follows:

	December 31,	
	2002	2001
Deferred tax assets:		
Inventory	**$ 15,080**	$ 9,491
State and local property taxes	**1,576**	1,345
Accounts receivable	**2,036**	2,221
Employee benefits and compensation	**1,958**	391
Other	**2,775**	1,656
Deferred tax assets	**23,425**	15,104
Deferred tax liabilities:		
Fixed assets	**13,821**	7,357
Goodwill	**3,062**	2,083
Other	**1,344**	-
Deferred tax liabilities	**18,227**	9,440
Net deferred tax asset	**$ 5,198**	$ 5,664

Deferred tax assets and liabilities are reflected on the Company's consolidated balance sheets as follows:

	December 31,	
	2002	2001
Current deferred taxes on income	**$ 20,518**	$ 14,825
Non-current deferred taxes on income	**15,320**	9,161
Net deferred taxes on income	**$ 5,198**	$ 5,664

For periods prior to the Distribution, deferred taxes associated with the temporary differences between financial statement amounts and tax amounts were included in the due to Pitney Bowes intercompany account. Effective with the Distribution, the Company reclassified these amounts from the due to Pitney Bowes intercompany account to the appropriate deferred tax accounts.

At December 31, 2002 and at December 31, 2001, cumulative undistributed earnings of our foreign subsidiary were $2.1 million and $0.2 million, respectively. No provision for U.S. income taxes has been made since the Company considers the undistributed earnings to be permanently reinvested for continued use in their operations.

Note 7

EARNINGS PER SHARE CALCULATION

Basic earnings per share was calculated by dividing net income available to common stockholders by the weighted average number of common shares outstanding during the year. Since the Distribution was not effective until December 3, 2001, the weighted average number of common shares outstanding for periods prior to the Distribution was assumed to be the number of shares issued in the Distribution. In addition, prior to the Distribution, capital transactions between the Company and Pitney Bowes did not have an effect on weighted average shares outstanding, therefore, earnings per share may not be indicative of actual earnings per share had the Company had a separate capital structure prior to the Distribution. The earnings per share calculation presented for 2000 is for comparative purposes only as common shares were not issued until December 3, 2001. The calculation of diluted earnings per share did not include approximately 19,000 options since they were antidilutive for the periods presented.

A reconciliation of the basic and diluted earnings per share computation is as follows:

	Year ended December 31,		
	2002	2001	2000
Net income available to common stockholders	**$ 16,443**	$ 12,559	$ 64,004
Weighted average common shares outstanding	**18,978,895**	19,463,007	19,463,007
Less: non-vested restricted stock	**347,000**	–	–
Weighted average common shares for basic earnings per share	**18,631,895**	19,463,007	19,463,007
Add: dilutive effect of restricted stock	**337,681**	778	–
Add: dilutive effect of stock options	**164,582**	16,114	16,114
Weighted average common shares and equivalents for dilutive earnings per share	**19,134,158**	19,479,899	19,479,121
Basic earnings per share	**$ 0.88**	$ 0.65	$ 3.29
Diluted earnings per share	**$ 0.86**	$ 0.65	$ 3.29

Note 8

FAIR VALUE OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

Cash, cash equivalents, accounts receivable and accounts payable

The carrying amounts approximate fair value because of the short maturity of these instruments.

Long-term debt

The carrying amounts approximate fair value because of the floating interest rate of the instrument.

Interest rate swap agreements

The fair values of interest rate swaps are obtained from dealer quotes. These values represent the estimated amount the Company would receive or pay to terminate agreements taking into consideration current interest rates, and the creditworthiness of the counterparties.

Note 9

LONG-TERM DEBT

The Company's long-term debt consists of the following:

	December 31,	
	2002	2001
Revolving Credit Facility	**$ –**	$ 17,000
Term Loan	**74,148**	100,000
Total Debt	**74,148**	117,000
Less: current maturities	**749**	1,000
Total long-term debt	**$ 73,399**	$ 116,000

On November 9, 2001 the Company entered into a Credit Agreement with a group of lenders (the "Credit Agreement") that provided for secured borrowings or the issuance of letters of credit in an aggregate amount not to exceed $225 million, comprised of a $125 million Revolving Credit Facility (the "Revolving Credit Facility") and a $100 million Term Loan (the "Term Loan"). The term of the Revolving Credit Facility is five years and the term of the Term Loan is six years. The Company's Credit Agreement received a rating of Ba3 from Moody's Investor Services and a BB+ rating from Standard & Poor's.

The obligations under the Credit Agreement are secured by a blanket first perfected security interest in substantially all of the Company's assets plus the pledge of 65% of the stock of the Company's subsidiary. Available borrowings and letter of credit issuance under the Revolving Credit Facility are determined by a borrowing base consisting of a percentage of the Company's eligible accounts receivable, inventory, rental equipment assets and accrued and advance billings, less outstanding borrowings under the Term Loan.

The Credit Agreement contains financial covenants that require the maintenance of minimum earnings before interest, taxes, depreciation and amortization and a maximum leverage ratio, as well as other covenants, which, among other things, place limits on dividend payments and

capital expenditures. The Credit Agreement allowed the Company to originally repurchase up to $20 million of the Company's stock and to make acquisitions up to an aggregate consideration of $30 million. At December 31, 2002 and 2001, the Company was in compliance with all financial covenants.

Originally, amounts borrowed under the Revolving Credit Facility bore interest at variable rates based, at the Company's option, on either the LIBOR rate plus a margin from 2.25% to 3.00% depending on the Company's leverage ratio, or the Fleet Bank base lending rate plus a margin of from 1.25% to 2.00%, depending on the Company's leverage ratio. Amounts borrowed under the Term Loan bore interest at variable rates based, at the Company's option, on either the LIBOR rate plus a margin of 3.50% or 3.75%, depending on the Company's leverage ratio, or the Fleet Bank base lending rate plus a margin of 2.50% to 2.75%, depending on the Company's leverage ratio. A commitment fee of from 0.375% to 0.500% on the average daily unused portion of the Revolving Credit Facility is payable quarterly, in arrears, depending on the Company's leverage ratio.

On March 19, 2002, the Credit Agreement was amended to increase the total amount of the Company's stock permitted to be repurchased from $20 million to $30 million. On July 19, 2002, the Credit Agreement was further amended to increase the total amount of the Company's stock permitted to be repurchased from $30 million to $58 million and to reduce the Term Loan interest rates to LIBOR plus a margin of from 2.75% to 3.75%, depending on the Company's leverage ratio, or to the Fleet Bank base lending rate plus a margin of from 1.75% to 2.75%, depending on the Company's leverage ratio.

The Credit Agreement requires the Company to manage its interest rate risk with respect to at least 50% of the aggregate principal amount of the Term Loan for a period of at least 36 months. Accordingly, the Company entered into two interest rate swap agreements in the notional amounts of $50 million and $30 million expiring in February 2005 to convert the variable interest rate payable on the Term Loan to a fixed interest rate in order to hedge the exposure to variability in expected future cash flows. These interest rate swap agreements have been designated as cash flow hedges. The counterparties to the interest rate swap agreements are major international financial institutions. The Company monitors the credit quality of these financial institutions and does not anticipate any losses as a result of counterparty nonperformance. Under the terms of the swap agreements, the Company will receive payments based upon the 90-day LIBOR rate and remit payments based upon a fixed rate. The fixed interest rates are 4.17% and 4.32% for the $50 million and the $30 million swap agreements, respectively.

During the third quarter of 2002, the Company revised its cash flow estimates and prepaid $8 million of the amount outstanding under the Term Loan. This prepayment was covered by a portion of the $30 million interest rate swap agreement that had been designated as a cash flow hedge. Since it is no longer probable that the hedged forecasted transactions related to the $8 million Term Loan prepayment will occur, the Company recognized a loss related to that portion of the swap agreement underlying the amount of the prepayment by reclassifying $0.4 million from accumulated other comprehensive loss into interest expense. The Company also unwound $8 million of the $30 million interest rate swap agreement.

At December 31, 2002, two interest rate swap agreements in the notional amounts of $50 million and $22 million were outstanding, the aggregate fair value of which was an obligation of $3.7 million. This obligation is reported in other liabilities in the consolidated balance sheet. At December 31, 2001, two interest rate swap agreements with notional amounts of $50 million and $30 million were outstanding, the aggregate fair value of which was an asset of $0.3 million. This asset is reported in other assets in the consolidated balance sheet. The changes in the fair value of the outstanding swap agreements are included in other comprehensive loss in stockholders' equity. The interest rate swap agreements were 100% effective in 2002 and 2001. The Company does not expect any gains or losses relating to the interest rate swap agreements over the next twelve months. Accordingly, the Company does not expect to reclassify any gains or losses from Accumulated Other Comprehensive Income into earnings during that period.

At December 31, 2002, $74 million of borrowings were outstanding under the Credit Agreement, consisting solely of borrowings under the Term Loan and the borrowing base amounted to approximately $125 million. The Term Loan is payable in 16 consecutive equal quarterly installments of $0.2 million due March 31, 2003 through December 31, 2006, three consecutive equal quarterly installments of $17.8 million due March 31, 2007 through September 30, 2007 and a final payment of $17.8 million due at maturity. At December 31, 2001, $117 million of borrowings were outstanding under the Credit Agreement, consisting of $17 million of borrowings under the Revolving Credit Facility and $100 million of borrowings under the Term Loan, and the borrowing base amounted to approximately $226 million. The weighted average interest rate on borrowings outstanding under the Credit Agreement was approximately 7.10% and 6.30% during 2002 and 2001, respectively, after giving effect to the interest rate swap agreements.

Note 10

COMMITMENTS AND CONTINGENCIES

Guarantees and indemnifications

The Company has applied the disclosure provisions of FIN No. 45 to its agreements that contain guarantee or indemnification clauses. FIN No. 45 expands the disclosure provisions required by SFAS No. 5, "Accounting for Contingencies," by requiring the guarantor to disclose certain types of guarantees, even if the likelihood of requiring the guarantor's performance is remote. The following is a description of the arrangements in which the Company is a guarantor.

In connection with the Distribution, the Company entered into certain agreements pursuant to which it may be obligated to indemnify Pitney Bowes with respect to certain matters.

The Company agreed to assume all liabilities associated with the Company's business, and to indemnify Pitney Bowes for all claims relating to the Company's business. These may be claims by or against Pitney Bowes or the Company relating to, among other things, contractual rights under vendor, insurance or other contracts, trademark, patent and other intellectual property rights, equipment, service or payment disputes with customers and disputes with employees.

The Company and Pitney Bowes entered into a tax separation agreement, which governs the Company's and Pitney Bowes' respective rights, responsibilities and obligations after the Distribution with respect to taxes for the periods ending on or before the Distribution. In addition, the tax separation agreement generally obligates the Company not to enter into any transaction that would adversely affect the tax-free nature of the Distribution for the two-year period following the Distribution, and obligates the Company to indemnify Pitney Bowes and affiliates to the extent that any action the Company takes or fails to take gives rise to a tax liability with respect to the Distribution.

In each of these circumstances, payment by the Company is contingent on Pitney Bowes making a claim. As such, it is not possible to predict the maximum potential future payments under these agreements. As of December 31, 2002, the Company has not paid any amounts pursuant to the above indemnifications other than expenses incurred in connection with the defense and settlement of assumed claims asserted in connection with the operation of the Company in the ordinary course of business. The Company believes that if it were to incur a loss in any of these matters, such loss would not have a material effect on the Company's financial position, results of operations or cash flows.

Legal matters

In connection with the Distribution, the Company agreed to assume all liabilities associated with its business, and to indemnify Pitney Bowes for all claims relating to its business. In the course of normal business, the Company has been party to occasional lawsuits relating to the Company's business. These may involve litigation or other claims by or against Pitney Bowes or the Company relating to, among other things, contractual rights under vendor, insurance or other contracts, trademark, patent and other intellectual property rights, equipment, service or payment disputes with customers and disputes with employees.

On October 4, 2002, Imagetec L.P., ("Imagetec"), a dealer of copiers, printers and fax machines located in McHenry, Illinois, filed suit against the Company in the United States District Court, Northern District of Illinois for unfair competition under the Lanham Act and Illinois common law. The suit alleges that the Company's trademark is confusingly similar with Imagetec's federally registered trademarks and creates a likelihood of confusion with Imagetec's marks. The suit seeks injunctive relief and monetary damages in an unspecified amount, including treble damages for alleged willful and deliberate conduct. The Company believes that the plaintiff's complaint is without merit and the Company intends to defend the lawsuit vigorously.

In connection with the Distribution, liabilities were transferred to the Company for matters where Pitney Bowes was a plaintiff or a defendant in lawsuits, relating to the business or products of the Company. The Company has not recorded liabilities for loss contingencies since the ultimate resolutions of the legal matters cannot be determined and a minimum cost or amount of loss cannot be reasonably estimated. In the opinion of the Company's management, none of these proceedings, individually or in the aggregate, should have a material adverse effect on the Company's financial position, results of operations or cash flows.

Risks and uncertainties

The Company has a limited history operating as an independent entity and may be unable to make the changes necessary to operate successfully as a stand-alone entity, or may incur greater costs as a stand-alone entity that may cause the Company's profitability to decline.

Prior to the Distribution, the Company's business was operated by Pitney Bowes as a division of its broader corporate organization, rather than as a separate stand-alone entity. Pitney Bowes assisted the Company by providing corporate functions such as legal, tax and information technology functions. Following the Distribution, Pitney Bowes has no obligation to provide assistance to the

Company other than the interim and transitional services that will be provided by Pitney Bowes. Because the Company has a limited history operating as a stand-alone entity, there can be no assurance that the Company will be able to successfully implement the changes necessary to operate independently or will not incur additional costs as a result of operating independently. Each of these events would cause the Company's profitability to decline.

Note 11

LEASES

In addition to owned distribution and office facilities, the Company leases or subleases similar properties, as well as sales and service offices, equipment and other properties, generally under long-term lease agreements with initial terms extending from three to fifteen years.

Future minimum lease payments under non-cancelable operating leases at December 31, 2002 are as follows:

Years ending December 31,	
2003	$ 8,863
2004	7,588
2005	5,862
2006	4,563
2007	3,082
Thereafter	1,773
Total minimum lease payments	$ 31,731

Rental expense was $10.1 million, $8.9 million and $7.3 million in 2002, 2001 and 2000, respectively.

Note 12

STOCK PLANS

2001 Stock Plan

The Company's employees are eligible to participate in the Imagistics International Inc. 2001 Stock Plan. Under the provisions of this plan, the Board of Directors is authorized to grant adjustment options, stock options and restricted stock.

Adjustment Options. Prior to the Distribution, certain employees of the Company were granted stock options under Pitney Bowes' stock based plans. At the time of the Distribution, options outstanding under the Pitney Bowes stock plans that were held by Pitney Bowes employees who were transferred to the Company remained options to acquire Pitney Bowes common stock. Certain adjustments of the exercise price, but not the number of options, were made to reflect the reduced value of Pitney Bowes stock as a result of the Distribution. In addition, such holders were granted options to acquire Imagistics stock in an amount calculated to restore the reduction in the aggregate intrinsic value of the options held by each such holder. The Imagistics stock options have the same vesting provisions, option periods and other terms and conditions as the related Pitney Bowes options. The exercise price has been calculated so that each Imagistics option has the same ratio of exercise price per share to market value per share as the Pitney Bowes stock options immediately prior to the Distribution. The Company granted options to purchase 162,368 shares of common stock of the Company in connection with this adjustment. The per share weighted average fair value of options granted was $10.83.

Stock Options. Under the 2001 Stock Plan, certain officers and employees of the Company are granted options at prices equal to the fair market value of the Company's common stock on the date of the grant. Options generally become exercisable over a three-year period and expire in ten years. The plan authorizes a maximum of 3,162,368 options to purchase shares, of which 1,211,368 were outstanding at December 31, 2002. Pursuant to SFAS No. 123, companies can, but are not required to, elect to recognize compensation expense for all stock-based awards using a fair value methodology. The Company has adopted the disclosure-only provisions, as permitted by SFAS No. 123. The Company applies APB No. 25 and related interpretations in accounting for its stock-based plans.

Prior to the Distribution, the Company's employees participated in Pitney Bowes' United States and United Kingdom stock option plans. The 2001 and 2000 stock compensation expense was an allocation from Pitney Bowes based upon the participation of the Company's employees in relation to total participation.

If the Company had elected to recognize compensation expense based on the fair value method as presented by SFAS No. 123, net income would have been reduced as follows:

	Year ended December 31,		
	2002	2001	2000
Net Income			
As reported	**$ 16,443**	$ 12,559	$ 64,004
Pro forma	**$ 14,654**	$ 9,035	$ 60,589
As reported earnings per share			
Basic	**$ 0.88**	$ 0.65	$ 3.29
Diluted	**$ 0.86**	$ 0.65	$ 3.29
Pro forma earnings per share			
Basic	**$ 0.79**	$ 0.46	$ 3.11
Diluted	**$ 0.77**	$ 0.46	$ 3.11

The fair value of stock options granted in 2002 to employees of the Company under the 2001 Stock Plan were estimated on the date of grant using the Black-Scholes option-pricing method. The option-pricing assumptions for 2001 and 2000 are the assumptions used by Pitney Bowes in the determination of stock compensation expense. The assumptions used are as follows:

	Year ended December 31,		
	2002	2001	2000
Expected dividend yield	**0.0%**	3.0%	2.9%
Expected stock price volatility	**43%**	29%	27%
Risk-free interest rate	**4%**	4%	6%
Expected life (years)	**5**	5	5

The following table summarizes information about stock option transactions:

	Year ended December 31,			
	2002		2001	
	Shares	Weighted average exercise price	Shares	Weighted average exercise price
Options outstanding at the beginning of the year	**161,166**	**$ 10.83**	–	$ –
Granted	**1,086,400**	**$ 14.03**	162,368	$ 10.84
Exercised	**3,510**	**$ 8.60**	–	$ –
Forfeited	**30,230**	**$ 13.99**	1,202	$ 12.07
Expired	**2,458**	**$ 13.94**	–	$ –
Options outstanding at the end of the year	**1,211,368**	**$ 13.63**	161,166	$ 10.83
Exercisable at the end of the year	**99,505**	**$ 11.87**	83,465	$ 11.36
Weighted average fair value of options granted		**$ 6.03**		$ 5.19

The following table summarizes information regarding the Company's stock options outstanding and exercisable as of December 31, 2002:

	Options outstanding			**Options exercisable**	
Exercise price	Shares	Weighted average remaining contractual life	Weighted average exercise price	Shares	Weighted average exercise price
$ 4.02-$ 6.04	11,075	1.7 years	$ 4.98	11,075	$ 4.99
$ 6.05-$ 8.05	54,131	7.3 years	$ 7.74	16,864	$ 7.53
$ 8.06-$10.06	17,775	5.5 years	$ 8.85	13,073	$ 8.48
$10.07-$12.07	1,959	7.8 years	$11.15	1,209	$11.14
$12.08-$14.08	1,059,075	8.9 years	$13.82	33,581	$13.12
$14.09-$16.10	7,289	8.3 years	$15.18	1,689	$15.05
$16.11-$18.11	22,272	9.2 years	$17.94	472	$17.58
$18.12-$20.12	37,792	7.6 years	$18.75	21,542	$18.58

Restricted Stock. During 2002, certain officers of the Company were granted a total of 323,000 shares of restricted stock at no cost to the employees. The per share weighted average fair value of shares granted was $13.85. The restricted stock awards vest three years after grant. Under this plan, stock will vest only if the executive is still employed by the Company at the end of the restricted period and, if applicable, the executive has attained or partially attained the performance objectives as determined by the Executive Compensation and Development Committee of the Board of Directors. None of the restricted stock grants have performance criteria. The compensation expense for these awards is recognized over the vesting period. In 2002, compensation expense relating to restricted stock awards totaled $1.5 million. The shares carry full voting and dividend rights but may not be assigned or transferred. The Company has authorized a maximum of 750,000 shares of common stock for issuance to employees as restricted stock.

Non-Employee Director Stock Plan

Under this plan, on the date of initial election to the Company's Board of Directors, and on the date of each Annual Meeting of Stockholders thereafter, each director who is not an employee of the Company is granted 2,000 shares of restricted stock at no cost to the directors. The restricted shares vest in equal installments over a three-year period beginning on the first anniversary of the grant date, subject to the director's continued service. The compensation expense for these awards is recognized over the vesting period. The shares carry full voting and dividend rights but may not be assigned or transferred until vested. The Company has authorized a maximum of 100,000 shares of common stock for issuance under this plan. The Company recorded minimal compensation expense in 2002 and 2001 related to these shares.

The following table summarizes information about the non-employee director stock plan:

	Year ended December 31,			
	2002		2001	
	Shares	Weighted average fair value	Shares	Weighted average fair value
Shares outstanding at the beginning of the year	**10,000**	**$ 11.75**	–	$ –
Granted	**14,000**	**$ 16.73**	10,000	$ 11.75
Shares outstanding at the end of the year	**24,000**		10,000	
Vested at the end of the year	**3,335**		–	

Employee Stock Purchase Plans

In May 2002, the Company's Board of Directors adopted the Employee Stock Purchase Plan. Under this plan, a total of 1,000,000 shares of the Company's common stock have been reserved for issuance. The plan, which is intended to qualify as an employee stock purchase plan within the meaning of Section 423 of the Internal Revenue Code, provides for consecutive six-month offering periods and enables substantially all eligible United States employees to purchase shares of Imagistics common stock at a discounted offering price. The price would be equal to 85% of the lesser of the average high and low price of Imagistics common stock on the New York Stock Exchange on the first or last business day of the offering period. Offering periods began on July 1, 2002 and January 1, 2003. Participation in the plan is voluntary. Employees are eligible to participate in the plan if they are employed by the Company, or a United States subsidiary of the Company, for at least 20 hours per week. The plan permits eligible employees to purchase common stock through payroll deductions, which may not exceed 10% of an employee's compensation, subject to certain limitations. Employees may modify or end their participation at any time during the offering period, subject to certain limitations. Participation ends automatically on termination of employment with the Company.

Prior to the Distribution, the Company's employees participated in the Pitney Bowes' United States and United Kingdom Employee Stock Purchase Plan ("ESPP"). The Pitney Bowes' United States ESPP enabled substantially all employees to purchase shares of Pitney Bowes common stock at a discounted offering price. In 2000, the offering price was 90% of the average closing price of Pitney Bowes common stock on the New York Stock Exchange for the 30-day period preceding the offering date. At no time was the exercise price less than the lowest permitted under section 423 of the Internal Revenue Code. The Pitney Bowes' United Kingdom ESPP enabled eligible employees of participating U.K. subsidiaries to purchase shares of Pitney Bowes stock at a discounted offering price.

Stockholder Rights Plan

Prior to the Distribution, the Board of Directors adopted a stockholder rights plan (the "Rights Plan") under which one right (the "Right") was issued for each share of common stock. The description and terms of the Rights Plan and Rights are set forth in a Rights Agreement between the Company and EquiServe, as Rights Agent.

The Rights will become exercisable on the Rights Distribution Date, which is the earlier of ten business days after a person has acquired 15% or more of the outstanding shares of the Company's common stock

(an "Acquiring Person") or ten business days (or such later date as the Company's Board of Directors may designate before any person has become an Acquiring Person) after the commencement by a person of a tender or exchange offer that would result in such person becoming an Acquiring Person. Rights owned by an Acquiring Person will be void after the Rights Distribution Date.

The Rights are not exercisable prior to the Rights Distribution Date. Prior to the Rights Distribution Date, the Rights will be evidenced by and transferred with the Company's common stock. After the Rights Distribution Date, the Rights Agent will mail separate certificates evidencing the Rights to each registered holder of the Company's common stock, and thereafter the Rights will be transferable separately from the Company's common stock.

After the Rights Distribution Date, but before any person has become an Acquiring Person, each Right will entitle the registered holder to purchase from the Company one one-hundredth of a share of Series A junior participating preferred stock at a price of $100.00 (the "Purchase Price"). If any person has become an Acquiring Person and the Company is not involved in a merger or other business combination or sale of 50% or more of the assets or earnings power of the Company, each Right will entitle the registered holder to purchase for the Purchase Price a number of shares of the Company's common stock having a market value of twice the Purchase Price. If the Company is involved in a merger or other business combination or sale of 50% or more of the assets or earnings power of the Company, each Right will entitle the registered holder to purchase for the Purchase Price a number of shares of the common stock of the other party to the business combination or sale having a market value of twice the Purchase Price.

At any time after any person has become an Acquiring Person, but before any person becomes the beneficial owner of 50% or more of the outstanding shares of the Company's common stock or the Company is involved in a merger or other business combination or sale of 50% or more of the assets or earnings power of the Company, the Board of Directors may exchange all or part of the Rights for shares of the Company's common stock at an exchange ratio of one share of the Company's common stock per Right. Before any person becomes an Acquiring Person, the Board of Directors may redeem all or part of the Rights at a price of $0.01 per Right. The Rights will expire ten years from the Distribution and the Board of Directors may amend the Rights Agreement and Rights as long as the Rights are redeemable. The Rights Agreement contains antidilution provisions designed to prevent efforts to diminish the effectiveness of the Rights.

Note 13

EMPLOYEE BENEFIT PLANS

Imagistics 401(k) Plan

Substantially all of the Company's employees are eligible to participate in the Imagistics 401(k) plan that was established in 2001. Under the plan, the Company matches 100% of contributions to the plan of between 1% and 4% of a participant's compensation, and 50% of contributions to the plan from 5% to 6% of a participant's compensation, up to certain limitations required by government laws or regulations. Contributions to the plan on behalf of employees of the Company were $4.3 million for the year ended December 31, 2002.

Prior to the Distribution, the Company's employees participated in Pitney Bowes' profit sharing and savings plan. Substantially all of Pitney Bowes' domestic employees were eligible to participate in the plan under which Pitney Bowes made matching contributions of 100% of a participant's contributions of at least 1% of a participant's eligible compensation up to 4% of the participant's eligible compensation, subject to limitations required by government laws or regulations. In addition, Pitney Bowes made an employer contribution to all participants based upon the increase in the stock price of Pitney Bowes shares from year to year. Contributions to the plan on behalf of employees of the Company were $3.1 million for the period January 1, 2001 through the Distribution and $2.3 million for the year ended December 31, 2000.

Pitney Bowes' Plans

The Company does not offer a defined benefit pension plan. Prior to the Distribution, the Company's employees participated in Pitney Bowes' defined benefit pension plan which covers substantially all Pitney Bowes employees. In general, those Pitney Bowes employees who became employees of the Company following the Distribution will cease accruing benefits under the Pitney Bowes pension plan but will maintain their vested rights in the Pitney Bowes pension plan. Certain of our employees whose combined age and years of service with Pitney Bowes totaled more than 50 as of the Distribution, will continue to participate in the Pitney Bowes pension plan for up to three years following the Distribution. Pitney Bowes' funding policy is to contribute annual amounts as needed based on actuarial and economic assumptions designed to achieve adequate funding of projected benefit obligations. The net periodic pension benefit allocated to the Company associated with the Pitney Bowes defined benefit pension

plan was $1.7 million for the period January 1, 2001 through the Distribution and $1.9 million for the year ended December 31, 2000. Benefits provided under Pitney Bowes' defined benefit pension plan were primarily based on the employee's age, years of service and compensation.

The Company does not offer post retirement plans. Prior to the Distribution, the Company's employees participated in Pitney Bowes' post retirement plans that provide certain healthcare and life insurance benefits to eligible retirees and their dependents. Substantially all of Pitney Bowes' U.S. employees become eligible for these benefits if they have met certain age and service requirements at retirement. The costs of these benefits were recognized over the period the employee provided credited service to the Company. Postretirement benefit costs incurred on behalf of employees of the Company were $1.6 million for the period January 1, 2001 through the Distribution and $1.8 million for the year ended December 31, 2000. The liability and related future payments associated with Pitney Bowes' post retirement plans are Pitney Bowes' responsibility. Company employees who attained age 55 and completed at least ten years of combined service with Pitney Bowes and the Company as of or within three years following the Distribution will be eligible for retiree medical benefits under the Pitney Bowes Retiree Medical Plan when they retire from the Company.

The costs associated with these plans will be borne by Pitney Bowes.

Note 14

RELATED PARTY TRANSACTIONS

The Company and Pitney Bowes entered into a transition services agreement that provides for Pitney Bowes to provide certain services to the Company at cost for a limited time following the Distribution. These services include information technology, computing, telecommunications, accounting, field service of equipment and dispatch call center services. The Company and Pitney Bowes have agreed to an extension until June 30, 2003 or, upon the Company's request, December 31, 2003, of the transition services agreement as it relates to information technology and related services. Services provided under this extension are at negotiated market rates. For the year ended December 31, 2002 and for the period from December 3, 2001 through December 31, 2001, the Company paid Pitney Bowes $20.4 million and $3.5 million, respectively, in connection with the transition services agreement.

The Company also entered into certain other agreements covering intellectual property, commercial relationships and leases and licensing arrangements. The pricing terms of the products and services covered by the other commercial agreements reflect negotiated prices.

The Company and Pitney Bowes entered into a tax separation agreement, which governs the Companys' and Pitney Bowes' respective rights, responsibilities and obligations after the Distribution with respect to taxes for the periods ending on or before the Distribution. In addition, the tax separation agreement generally obligates the Company not to enter into any transaction that would adversely affect the tax-free nature of the Distribution for the two-year period following the Distribution, and obligates the Company to indemnify Pitney Bowes and affiliates to the extent that any action the Company takes or fails to take gives rise to a tax liability with respect to the Distribution.

Note 15

ACQUISITIONS

During the year ended December 31, 2001, the Company acquired one independent dealer in a remote geographic area for the expansion of sales and service capabilities. The aggregate purchase price was $1.0 million, of which a net $0.4 million was allocated to the assets acquired and the liabilities assumed based on their fair values at the date of acquisition and $0.6 million to goodwill.

During the year ended December 31, 2000, the Company acquired nine independent dealers in remote geographic areas, for the expansion of sales and service capabilities. The aggregate purchase price was $8.7 million, of which a net $0.5 million was allocated to the assets acquired and the liabilities assumed based on their fair values at the date of acquisition and $8.2 million to goodwill.

The above acquisitions were accounted for using the purchase method of accounting and, accordingly, the results of the acquired businesses have been included in the Company's consolidated financial statements from the respective date of acquisition.

The following table presents the unaudited pro forma consolidated results of operations for the years ended December 31, 2001 and 2000 as if the acquisitions completed in 2001 and 2000 had been completed on January 1, 2000:

	Year ended December 31,	
	2001	2000
Revenues	$ 626,076	$ 646,438
Net income	$ 12,559	$ 64,205

Note 16

SUBSEQUENT EVENT

Long-term debt

On March 5, 2003, the Credit Agreement was amended to increase the total amount of stock permitted to be repurchased from $58 million to $78 million, to reduce the minimum EBITDA covenant to $100 million for the remainder of the term of the Credit Agreement and to revise the limitation on capital expenditures.

Note 17

QUARTERLY FINANCIAL DATA (UNAUDITED)

Summarized quarterly financial data for 2002 and 2001 follows:

	Three months ended			
	March 31	June 30	Sept. 30	Dec. 31
2002				
Total revenue	$ 155,161	$ 158,291	$ 156,069	$ 160,409
Income before income taxes	$ 6,394	$ 7,271	$ 6,895	$ 6,789
Net Income	$ 3,856	$ 4,381	$ 4,155	$ 4,051
Basic earnings per share	$ 0.20	$ 0.23	$ 0.23	$ 0.23
Diluted earnings per share	$ 0.19	$ 0.22	$ 0.22	$ 0.22
Common stock price – high/low	$ 17.80 - $12.25	$ 21.73 - $15.70	$21.85 - $16.30	$21.64 - $14.10
2001				
Total revenue	$ 151,166	$ 157,853	$ 158,322	$ 158,735
Income before income taxes	$ 14,989	$ 5,892	$ 388	$ (308)
Net Income	$ 9,099	$ 3,495	$ 282	$ (317)
Basic earnings per share	$ 0.47	$ 0.18	$ 0.01	$ (0.01)
Diluted earnings per share	$ 0.47	$ 0.18	$ 0.01	$ (0.01)
Common stock price – high/low	N/A	N/A	N/A	$ 12.70 - $8.50

The Company's stock began trading on December 3, 2001.

Five Years in Review

(dollars in millions, except share and per share data)

	Year ended December 31,				
	2002	2001	2000	1999	1998
Consolidated Statement of Operations Data					
Total revenue	**$ 629.9**	$ 626.1	$ 642.8	$ 626.5	$ 589.7
Operating income	**$ 35.4**	$ 30.8	$ 117.2	$ 165.1	$ 164.7
Net income	**$ 16.4**	$ 12.6	$ 64.0	$ 93.7	$ 95.2
Basic earnings per share	**$ 0.88**	$ 0.65	$ 3.29	$ 4.81	$ 4.89
Diluted earnings per share	**$ 0.86**	$ 0.65	$ 3.29	$ 4.81	$ 4.89
Consolidated Balance Sheet Data					
Current assets	**$ 273.2**	$ 292.7	$ 306.1	$ 286.8	$ 257.3
Total assets	**$ 464.9**	$ 497.7	$ 503.1	$ 467.5	$ 407.8
Current liabilities, including amounts due to Pitney Bowes	**$ 105.5**	$ 85.2	$ 181.8	$ 155.1	$ 139.0
Long-term liabilities	**$ 95.1**	$ 127.1	$ 11.3	$ 13.4	$ 13.7
Total debt, including due to Pitney Bowes prior to the distribution	**$ 74.1**	$ 117.0	$ 122.2	$ 115.9	$ 80.0
Common stockholders' equity	**$ 264.2**	$ 285.4	$ 310.0	$ 299.0	$ 255.1
Total capitalization	**$ 338.3**	$ 402.4	$ 432.2	$ 414.9	$ 335.1
Share Data					
Book value per share	**$ 14.78**	$ 14.67	$ 15.93	$ 15.36	$ 13.11
Year-end common stock price	**$ 20.00**	$ 12.35	N/A	N/A	N/A
Return on stockholders' equity	**6.2%**	4.4%	20.6%	31.3%	37.3%
Shares outstanding (thousands)	**17,877**	19,463	19,463	19,463	19,463
Selected Data and Ratios					
Net cash provided by operating activities	**$ 158.5**	$ 147.8	$ 137.8	$ 112.5	$ 108.9
Capital expenditures	**$ 66.6**	$ 84.3	$ 83.6	$ 91.7	$ 73.9
Depreciation and amortization	**$ 81.6**	$ 82.7	$ 73.8	$ 67.2	$ 58.4
Working capital	**$ 167.7**	$ 207.5	$ 124.3	$ 131.7	$ 118.3
Current ratio, excluding due to Pitney Bowes prior to the distribution	**2.6:1**	3.4:1	5.1:1	6.9:1	4.2:1
Percentage pre-tax profit on total revenue	**4.3%**	3.4%	16.5%	25.0%	26.8%
Effective tax rate	**39.9%**	40.1%	39.6%	40.1%	40.1%
Debt as a percentage of total capital	**21.9%**	29.1%	28.3%	27.9%	23.9%
Employees at year-end	**3,261**	3,533	3,534	3,361	3,174
Common stockholders of record at year-end	**17,407**	23,860			

The Company's common stock began trading on December 3, 2001.

Imagistics Corporate Officers

Marc C. Breslawsky
Chairman and Chief Executive Officer

Christine B. Allen
Chief Human Resources Officer

John C. Chillock
Vice President, Customer Service Operations

George E. Clark
Vice President and General Manager, Business Products Centers

Timothy E. Coyne
Vice President and Corporate Controller

Chris C. Dewart
Vice President, Commercial Sales

Mark S. Flynn
Vice President, General Counsel and Secretary

Nathaniel M. Gifford
Vice President, Product Development and Marketing

Joseph W. Higgins
Vice President, National Sales

Doris J. Owens
Vice President, Worldwide Administration

Michael J. Prandi
Vice President, Taxes

Joseph D. Skrzypczak
Chief Financial Officer

Investor Relations

Charles K. Wessendorf
Vice President, Corporate Communications and Investor Relations

Imagistics Board of Directors

Marc C. Breslawsky
Chairman and Chief Executive Officer

Thelma R. Albright [1,2]
Retired, President, Carter Products Division of Carter-Wallace, Inc.

T. Kevin Dunnigan [2,3]
Chairman and CEO, Thomas & Betts Corp.

Ira D. Hall [1,2]
President and Chief Executive Officer, Utendahl Capital Management, L.P.

Craig R. Smith [1,3]
President and COO, Owens & Minor, Inc.

James A. Thomas [1,3]
Associate Dean, Yale Law School

[1] Member of the Audit Committee
[2] Member of the Executive Compensation and Development Committee
[3] Member of the Governance Committee



Imagistics Stock Listing

Imagistics common stock is listed on the New York Stock Exchange under the symbol "IGI." The common stock is included in the Standard & Poor's SmallCap 600 Index and the Russell 2000 Index.®

Imagistics Common Stock Prices

New York Stock Exchange
Composite Stock Prices

2002	1st Qtr.	2nd Qtr.	3rd Qtr.	4th Qtr.
High	$ 17.80	$ 21.73	$ 21.85	$ 21.64
Low	12.25	15.70	16.30	14.10
Close	15.90	21.47	17.35	20.00

2001	4th Qtr.
High	$ 12.70
Low	8.50
Close	12.35

How To Reach Us

Imagistics International Inc.
100 Oakview Drive
Trumbull, CT 06611
(203) 365-7000

Products and Services

www.imagistics.com or
call (800) 290-7860

Investor Information

www.IGIinvestor.com

Independent Auditors

PricewaterhouseCoopers LLP
Certified Public Accountants
300 Atlantic Street
Stamford, CT 06901
(203) 358-0001

Annual Report Design
Donaldson Makoski Inc

www.IGIinvestor.com

For Imagistics investor information, including our quarterly earnings releases, webcasts and Securities Exchange Act reports:

www.IGIinvestor.com or www.imagistics.com and select "Investors"

Investment professionals may contact:

Charles K. Wessendorf
Vice President, Corporate Communications and Investor Relations

charles.wessendorf@imagistics.com
(203) 365-2361

2003 Annual Meeting

Tuesday, May 13, 2003

Trumbull Marriott Hotel
180 Hawley Lane
Trumbull, CT 06611

Shareholder Information

For shareholder services 24 hours a day:
Call toll-free (866) 326-1175 in the U.S. and Canada, or (781) 575-2726
TDD: toll-free in the U.S. (800) 952-9245; outside the U.S. (781) 575-2692

- Account information
- Transfer requirements
- Lost certificates
- Change of address
- Tax forms

To speak with a shareholder services representative:
Call shareholder services, 9 a.m. to 5 p.m. Eastern, Monday through Friday.

Or write:
EquiServe Trust Co., N.A.
P.O. Box 43069
Providence, RI 02940-3069

By overnight mail only:
EquiServe Trust Co., N.A.
150 Royall Street
Canton, MA 02021

www.equiserve.com





Imagistics International Inc.
100 Oakview Drive, Trumbull, CT 06611-4784

www.imagistics.com www.IGIinvestor.com

IM60117